                                                                 EXHIBIT (a)(1)

                          Offer to Purchase for Cash

                    All Outstanding Shares of Common Stock

                                      of

                                EMUSIC.COM INC.

                                      at

                              $0.57 Net Per Share

                                      by

                          UNIVERSAL ACQUISITION CORP.
                         a Wholly Owned Subsidiary of
                          UNIVERSAL MUSIC GROUP, INC.

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
 NEW YORK CITY TIME, ON THURSDAY, MAY 17, 2001, UNLESS THE OFFER IS EXTENDED.


  THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF APRIL 6, 2001 (THE "MERGER AGREEMENT"), BY AND AMONG UNIVERSAL MUSIC GROUP, INC., A CALIFORNIA CORPORATION ("PARENT"), UNIVERSAL ACQUISITION CORP., A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF PARENT ("PURCHASER"), AND EMUSIC.COM INC., A DELAWARE CORPORATION (THE "COMPANY"). THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE AND THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS (THE "STOCKHOLDERS"), AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED, AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN), THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE (THE "COMMON STOCK"), OF THE COMPANY WHICH CONSTITUTES A MAJORITY OF THE SHARES OF COMMON STOCK OUTSTANDING ON A FULLY DILUTED BASIS (AS DEFINED IN THE MERGER AGREEMENT) ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. THE OFFER IS NOT SUBJECT TO A FINANCING CONDITION. SEE "SECTION 14--CONDITIONS OF THE OFFER."

                                   IMPORTANT

  Any Stockholder desiring to tender all or any portion of his shares of Common Stock (the "Shares") should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal or such facsimile with his certificate(s) for the tendered Shares and any other required documents to the Depositary, (2) follow the procedure for book-entry tender of Shares set forth in Section 3 of this Offer to Purchase, or (3) request such Stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender such Shares.

  A Stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase.

  Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.


April 20, 2001

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 SUMMARY TERM SHEET.......................................................    4

 INTRODUCTION.............................................................    9

 THE TENDER OFFER.........................................................   12

 1.  Terms of the Offer..................................................    12

 2.  Acceptance for Payment and Payment for Shares.......................    13

 3.  Procedure for Tendering Shares......................................    14

 4.  Withdrawal Rights...................................................    16

 5.  Certain Federal Income Tax Consequences of the Offer and the
     Merger..............................................................    17

 6.  Price Range of Shares; Dividends....................................    18

 7.  Effect of the Offer on Market for the Shares, Stock Market
     Quotation, and Exchange Act Registration............................    18

 8.  Certain Information Concerning the Company..........................    19

 9.  Certain Information Concerning Purchaser, Parent and Vivendi
     Universal...........................................................    20

 10. Source and Amount of Funds..........................................    21

 11. Background of the Offer; Contacts with the Company; the Merger
     Agreement and Stockholders Agreement................................    21

 12. Purpose of the Offer and the Merger; Plans for the Company After the
     Offer and the Merger; Stockholder Approval and Appraisal Rights.....    35

 13. Dividends and Distributions.........................................    36

 14. Conditions of the Offer.............................................    36

 15. Certain Legal Matters and Regulatory Approvals......................    38

 16. Fees and Expenses...................................................    40

 17. Miscellaneous.......................................................    40

 Schedule I--Information Concerning the Directors and Executive Officers
          of Purchaser, Parent and Vivendi Universal......................   41

                              SUMMARY TERM SHEET

  UNIVERSAL ACQUISITION CORP. is offering to purchase all of the outstanding common stock of EMusic.com Inc. for $0.57 per share in cash. The following are some of the questions that you, as a stockholder of EMusic, may have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

  Our name is Universal Acquisition Corp. We are a Delaware corporation formed for the purpose of making a tender offer for all of the common stock of EMusic and have carried on no activities other than in connection with the merger agreement among us, Universal Music Group, Inc. and EMusic. We are a wholly owned subsidiary of Universal Music Group, Inc., a California corporation. Universal Music Group, Inc. and its affiliates (which are collectively called the Universal Music Group) constitute the world's largest music company. Universal Music Group's global operations encompass the development, manufacture, marketing, sales and distribution of recorded music through a network of subsidiaries, joint ventures and licensees in 63 countries around the world. Universal Music Group, Inc. is an indirect wholly owned subsidiary of Vivendi Universal, a company organized under the laws of France. See the "Introduction" to this Offer to Purchase and Section 9 "Certain Information Concerning Purchaser, Parent and Vivendi Universal."

What are the classes and amounts of securities sought in the offer?

  We are seeking to purchase all of the outstanding shares of common stock of EMusic. See the "Introduction" to this Offer to Purchase and Section 1 "Terms of the Offer."

How much are you offering to pay? What is the form of payment?

  We are offering to pay $0.57 per share, net to you, in cash. See the "Introduction" to this Offer to Purchase and Section 1 "Terms of the Offer."

Will I have to pay any fees or commissions if I tender my shares?

  If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase and
Section 3 "Procedure for Tendering Shares."

Do you have the financial resources to make payment?

  Yes. Our parent will provide us with sufficient funds to purchase all shares validly tendered and not withdrawn in the offer and to provide funding for the merger, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement. The offer is not conditioned on any financing arrangements. See Section 10 "Source and Amount of Funds."

Is your financial condition relevant to my decision to tender in the offer?

  We do not think our financial condition is relevant to your decision whether to tender in the offer because the form of payment consists solely of cash immediately available to us from our parent, because the offer is not subject to any financing condition, and because the offer is for all outstanding shares. Also, upon consummation of the offer, Universal Acquisition Corp. will acquire all shares that are not tendered for the same price in the merger. See
Section 10 "Source and Amount of Funds."

How long do I have to decide whether to tender in the offer?

  Unless the offer is extended, you will have until 12:00 midnight, New York City time, on Thursday, May 17, 2001, to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 "Terms of the Offer" and Section 3 "Procedures for Tendering Shares."

Can the offer be extended and under what circumstances?

  Subject to the terms of the merger agreement, we can extend the offer. We have agreed in the merger agreement that, without EMusic's consent:

  . We may extend the offer for a total (in one or more extensions) of up to an additional 15 business days if any condition to the offer is not met and is reasonably capable of being met.

  . If less than 80% of the common stock has been tendered at the time the offer expires, we may extend the offer for up to 10 business days or provide for a "subsequent offering period" of up to 10 business days. A subsequent offering period is different than an extension of the offer. During a subsequent offering period, you would not be able to withdraw any of the shares that you had already tendered (because we would have already accepted those shares for payment). You also would not be able to withdraw any of the shares that you tender during the subsequent offering period.

  For more details on our ability to extend the offer, see Section 1 "Terms of the Offer."

How will I be notified if the offer is extended?

  If we extend the offer, we will inform American Stock Transfer & Trust Company (the depositary for the offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 "Terms of the Offer."

What are the most significant conditions to the offer?

  We are not obligated to purchase any shares that are validly tendered:

  . Unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least a majority of the then outstanding shares on a fully diluted basis. We call this condition the "Minimum Condition." When we use the term "fully diluted basis," we mean the number of shares outstanding, together with the shares which EMusic may be required to issue under options and warrants which do not terminate when the offer is completed, whether or not those options and warrants are vested or exercisable at that time.

  . If EMusic has experienced a material adverse change with respect to its business, operations, properties, liabilities or condition (with certain exceptions).

  . If EMusic fails to have a certain amount of cash or marketable securities on the date all other conditions to the offer are satisfied.

  . If EMusic has paid, or is obligated to pay, fees to its financial advisors and lawyers in excess of $2 million.

  The offer is also subject to a number of other conditions. We can waive any or all of the conditions to the offer in our sole discretion. See Section 1 "Terms of the Offer" and Section 14 "Conditions of the Offer."

How do I tender my shares?

  To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to American Stock Transfer & Trust Company, the depositary for the offer, not later than the time the offer expires.

  If your shares are held in street name (i.e., through a broker, dealer or other nominee), the shares can be tendered by your nominee through The Depository Trust Company.

  If you are unable to deliver any required document or instrument to the depositary by the expiration of the offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq Stock Market trading days. For the tender to be valid, however, they must receive the missing items within that three trading day period.

  See Section 3 "Procedures for Tendering Shares."

Until what time may I withdraw previously tendered shares?

  You may withdraw shares at any time until the offer has expired and, if we have not accepted your shares for payment by June 18, 2001, you may withdraw them at any time after that date until we accept shares for payment. See
Section 1 "Terms of the Offer" and Section 4 "Withdrawal Rights." If we choose to provide a subsequent offering period, you would not be able to withdraw any of the shares that you had already tendered. You also would not be able to withdraw any of the shares that you tender during a subsequent offering period.

How do I withdraw previously tendered shares?

  To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4 "Withdrawal Rights."

What does the board of directors of EMusic think of the offer?

  We are making the offer pursuant to the merger agreement among us, our parent and EMusic. The board of directors of EMusic has unanimously approved the merger agreement and the transactions contemplated by it, including the offer and the merger. The board of directors of EMusic has determined that the terms of the offer and the merger are fair to, and in the best interests of, the stockholders of EMusic and has recommended that the stockholders of EMusic accept the offer and tender their shares to us. See the "Introduction" to this Offer to Purchase.

Have any stockholders agreed to tender their shares?

  Yes. Certain current and former directors and officers of EMusic have each agreed to tender all of their shares of EMusic common stock, representing in total approximately 17% of EMusic's outstanding common stock. Each of these stockholders has also agreed to vote in favor of the merger and against any competing acquisition proposal. See the "Introduction" to this Offer to Purchase.

If the offer is completed, will EMusic continue as a public company?

  No. Following the purchase of shares in the offer we expect to complete the merger. If the merger takes place, EMusic no longer will be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that (i) EMusic's common stock may no longer be eligible to be quoted and traded on the Nasdaq Stock Market or any other securities market or exchange, (ii) there may not be any public trading market for EMusic common stock, and (iii) EMusic may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 7 "Effect of the Offer on Market for the Shares; Stock Market Quotation, and Exchange Act Registration."

Will the offer be followed by a merger if all shares of EMusic are not tendered in the offer?

  If we accept for payment and pay for at least a majority of the shares of EMusic common stock on a fully diluted basis, we will be merged with and into EMusic. If that merger takes place, our parent will own all of the shares of EMusic, and all other persons who were stockholders of EMusic immediately prior to the merger (other than stockholders properly exercising appraisal rights) will receive $0.57 per share in cash (or any higher price per share that is paid in the offer). See the "Introduction" to this Offer to Purchase.

If I decide not to tender, how will the offer affect my shares?

  If the merger described above takes place, stockholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer (subject to any appraisal rights properly exercised under Delaware law), but such stockholders will only be paid once the merger has occurred. Therefore, if you tender your shares in the offer, you will be paid earlier than if you wait until after the merger to surrender your shares. If the merger does not take place, however, the number of stockholders and the number of shares of EMusic that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for EMusic's common stock.

  Furthermore, EMusic has already been notified by the Nasdaq Stock Market that EMusic's common stock will be delisted from Nasdaq for failure to maintain the minimum bid price requirement of $1.00 per share. EMusic is appealing Nasdaq's decision, but EMusic's stock has traded below $1.00 since November 2000. Also, EMusic may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See the "Introduction" to this Offer to Purchase and Section 7 "Effect of Offer on Market for Shares; Stock Market Quotation, and Exchange Act Registration."

  Also, if we purchase shares in the offer, we will be entitled to designate that number of directors as will give us representation on the EMusic board of directors proportionate to the number of shares we hold. That means that if we acquire a majority of the outstanding shares in the offer, we will control EMusic's board of directors. In addition, at the effective time of the merger, our directors will replace the directors of EMusic. See Section 11 "Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement."

Will there be appraisal rights in connection with the offer?

  There are no appraisal rights in connection with the offer. However, if the merger takes place, stockholders who have not sold their shares in the offer will have appraisal rights under Delaware law. See Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Stockholder Approval and Appraisal Rights."

What is the market value of my shares as of a recent date?

  On April 4, 2001, the last trading day before EMusic announced that it had entered into a "non-binding letter of intent" to be acquired by a "major publicly held media company," the closing price of EMusic's common stock reported on the Nasdaq Stock Market was $0.219 per share. On April 6, 2001, the last trading day before we announced the signing of the merger agreement, the closing price of EMusic's common stock reported on Nasdaq was $0.438 per share. On April 18, 2001, the closing price of EMusic's common stock reported on Nasdaq was $0.540. We encourage you to obtain a recent quotation for shares of EMusic's common stock in deciding whether to tender your shares. See
Section 6 "Price Range of Shares; Dividends."

What are certain United States federal income tax consequences of tendering shares?

  The receipt of cash for shares pursuant to the offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a stockholder who sells shares pursuant to the offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the shares sold pursuant to the offer or exchanged for cash pursuant to the merger. If the shares exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 20% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. See Section 5 "Certain Federal Income Tax Consequences of the Offer and the Merger."

To whom may I speak if I have questions about the tender offer?

  You may call the information agent for the offer, Georgeson Shareholder Communications Inc., at (800) 223-2064 (toll free). See the back cover of this Offer to Purchase.

TO THE HOLDERS OF SHARES OF COMMON STOCK OF
EMUSIC.COM INC.

                                 INTRODUCTION

  UNIVERSAL ACQUISITION CORP., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Universal Music Group, Inc., a California corporation ("Parent"), hereby offers to purchase all of the outstanding shares (the "Shares") of Common Stock, par value $0.001 per share (the "Common Stock"), of EMusic.com Inc., a Delaware corporation (the "Company"), at a price of $0.57 per Share, without interest thereon, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended and supplemented from time to time, together constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 6, 2001, among the Company, Parent and Purchaser. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement, including the purchase of Shares pursuant to the Offer (sometimes referred to herein as the "consummation" of the Offer) and the adoption of the Merger Agreement by the Stockholders (if required by applicable law) in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a direct wholly owned subsidiary of Parent. The purpose of the Offer and the Merger is to facilitate the acquisition of all of the Shares for cash and thereby enable Parent to own 100% of the Shares. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time held by the Stockholders (other than Parent, Purchaser and any other wholly owned subsidiary of Parent) will be canceled and, subject to appraisal rights under the DGCL, converted automatically into the right to receive $0.57 in cash, or, in the event any higher price is paid in the Offer, such higher price (the "Merger Consideration"), without interest. The Merger Agreement is more fully described in "Section 11--Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement." Stockholders who hold their Shares at the time of the Merger and who fully comply with the statutory dissenters' procedures set forth in the DGCL will be entitled to dissent from the Merger and have the fair value of their Shares (which may be more than, equal to, or less than the Merger Consideration) judicially determined and paid to them in cash pursuant to the procedures prescribed by the DGCL. DISSENTERS' RIGHTS ARE AVAILABLE ONLY IN CONNECTION WITH THE MERGER AND NOT IN CONNECTION WITH THE OFFER. SEE "SECTION 12--PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; STOCKHOLDER APPROVAL AND APPRAISAL RIGHTS."

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (COLLECTIVELY, THE "TRANSACTIONS"), HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE AND THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS, AND HAS UNANIMOUSLY RECOMMENDED THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

  The Company has advised Parent that Allen & Company Incorporated, the Company's financial advisor ("Allen & Co."), has delivered to the Company its written opinion, dated April 6, 2001, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the consideration to be received by the Stockholders in the Offer and the Merger is fair, from a financial point of view, to the Stockholders. A copy of the written opinion of Allen & Co. is contained in the Company's Solicitation/Recommendation Statement on

Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") in connection with the Offer, a copy of which is being furnished to the Stockholders concurrently with this Offer to Purchase. Stockholders are urged to read the full text of Allen & Co.'s written opinion carefully.

  Concurrently with entering into the Merger Agreement, Parent and Purchaser also entered into a Stockholders Agreement with each of certain current and former officers and directors of the Company (each, a "Signatory Holder"), dated as of April 6, 2001 (the "Stockholders Agreement"), pursuant to which each Signatory Holder (a) agreed to tender all Shares owned by him or her in the Offer, (b) granted Parent and Purchaser an option, exercisable under certain circumstances, to purchase all Shares owned by him or her at the price per share paid in the Offer, and (c) agreed to vote his or her Shares in favor of the Merger Agreement and the Merger and against any Takeover Proposal (as defined below). In total, the Signatory Holders own approximately 17% of the outstanding Shares. See "Section 11--Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement."

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED, AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN), THAT NUMBER OF SHARES OF COMMON STOCK WHICH CONSTITUTES A MAJORITY OF THE SHARES OF COMMON STOCK OUTSTANDING ON A FULLY DILUTED BASIS (AS DEFINED IN "SECTION 14--CONDITIONS OF THE OFFER") ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE, AS DESCRIBED IN "SECTION 14--CONDITIONS OF THE OFFER." PARENT, IN ITS DISCRETION, MAY WAIVE THESE CONDITIONS.

  The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including (if required by the DGCL) the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote thereon. Under the DGCL and pursuant to the Company's Certificate of Incorporation, the affirmative vote of the holders of a majority of the outstanding Shares is the only vote that would be necessary to adopt the Merger Agreement at any required meeting of Stockholders. If the Minimum Condition is satisfied and as a result of the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own at least a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other Stockholder.

  If Purchaser acquires, pursuant to the Offer, at least 90% of the then issued and outstanding Shares, under the DGCL, Purchaser's board of directors will be able to adopt a plan of merger to effect the Merger without a vote of Stockholders, pursuant to Section 253 of the DGCL (a "Short-Form Merger"). If Purchaser does not acquire at least 90% of the then issued and outstanding Shares pursuant to the Offer or the Purchaser Option described in "Section 11--Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement," a vote of the Stockholders will be required under the DGCL to effect the Merger, and a significantly longer period of time will be required to effect the Merger. To facilitate a Short-Form Merger, the Company has granted Parent and Purchaser an irrevocable option (the "Purchaser Option"), exercisable if the Minimum Condition is met and Parent and Purchaser accept for payment pursuant to the Offer more than 80% but less than 90% of the Shares then outstanding, to purchase additional shares of Common Stock from the Company at a price per share equal to the Offer Price. In addition, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after the consummation of the Offer.

  Purchaser may, without the consent of the Company, (a) extend the Offer for a total (in one or more extensions) of up to an additional 15 business days if any condition to the Offer is not satisfied or waived or (b) if, on the expiration date of the Offer, the Shares validly tendered and not withdrawn pursuant to the Offer equal less than 80% of the outstanding Shares on a fully-diluted basis, (i) extend the Offer for up to 10 business days or
(ii) provide a subsequent offering period of up to 10 business days, in each case notwithstanding that all the conditions to the Offer have been satisfied. Pursuant to the rules of the Securities and Exchange Commission, in order to provide a subsequent offering period after the expiration of the Offer, Purchaser would have to accept and promptly pay for all Shares tendered during the initial offering period. In addition, Purchaser would have to immediately accept and promptly pay for all Shares as they were tendered during the subsequent offering period. A subsequent offering period would not be an extension of the Offer. It would be an additional period of time in which Stockholders could tender Shares not tendered during the Offer. During a subsequent offering period, Stockholders would not be able to withdraw any of the Shares that were already tendered, nor any of the Shares that were tendered during the subsequent offering period. In addition, the Offer Price may be increased (in which case the Offer will be extended to the extent required by law in connection with such increase) without the consent of the Company.

  ACCORDING TO THE COMPANY, AS OF APRIL 6, 2001 THERE WERE 43,202,110 SHARES ISSUED AND OUTSTANDING, HELD BY APPROXIMATELY 736 HOLDERS OF RECORD, AND 7,391,514 SHARES ISSUABLE UPON EXERCISE OF OUTSTANDING WARRANTS. BASED ON THE ISSUED AND OUTSTANDING SHARES AND WARRANTS AS OF APRIL 6, 2001 (WHICH NUMBER IS SUBJECT TO INCREASE UPON THE EXERCISE OF OUTSTANDING OPTIONS), THE MINIMUM CONDITION WOULD BE SATISFIED IF AT LEAST 25,296,813 SHARES ARE TENDERED IN THE OFFER AND NOT WITHDRAWN PRIOR TO THE CLOSE OF THE OFFER. BASED ON THE NUMBER OF ISSUED AND OUTSTANDING SHARES (WHICH NUMBER IS SUBJECT TO INCREASE UPON THE EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS), PURCHASER WOULD BE ABLE TO EFFECT A SHORT-FORM MERGER IF 38,881,899 SHARES ARE OWNED BY PURCHASER UPON CONSUMMATION OF THE OFFER AND, IF APPLICABLE, THE EXERCISE OF THE PURCHASER OPTION.

  Tendering Stockholders who tender Shares directly will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, with respect to the purchase of Shares by Purchaser pursuant to the Offer. However, any tendering Stockholder or other payee who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to required backup federal income tax withholding of 31% of the gross proceeds payable to such Stockholder or other payee pursuant to the Offer. Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, as Depositary (the "Depositary") and Georgeson Shareholder Communications Inc., as Information Agent (the "Information Agent") in connection with the Offer. See "Section 16--Fees and Expenses."

  THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                               THE TENDER OFFER

  1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date (as herein defined) and not withdrawn as permitted by Section 4 hereof. The term "Expiration Date" means 12:00 Midnight, New York City time, on May 17, 2001, unless and until Purchaser, in accordance with the terms of the Merger Agreement, extends the period for which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date on which the Offer, as so extended, expires.

  Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open and to delay acceptance for payment of, and payment for, any Shares, including as a result of the occurrence of any of the events specified in Section 14 hereof, by giving oral or written notice of such extension to the Depositary and by making a public announcement thereof, as described below. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw his Shares. See "Section 4--Withdrawal Rights."

  Subject to the applicable rules and regulations of the SEC, Purchaser also expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time, (1) to terminate the Offer and not accept for payment any Shares if any of the conditions referred to in Section 14 have not been satisfied or upon the occurrence of any of the events specified in Section 15, and (2) to waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

  Purchaser and Parent have agreed that, without the prior written consent of the Company, no change in the Offer may be made which decreases the price per Share payable in the Offer, which reduces the maximum number of Shares to be purchased in the Offer, or which adds to or modifies the conditions to the Offer set forth below under "Section 14--Conditions of the Offer."

  Notwithstanding the foregoing, if Purchaser and Parent are not in material breach of the Merger Agreement, Purchaser may, without the consent of the Company, extend the Offer (in one or more extensions) for a total of up to an additional 15 business days if any condition to the Offer is not satisfied or waived and such condition is reasonably capable of being satisfied. If, on the expiration date of the Offer, the Shares validly tendered and not withdrawn pursuant to the Offer equal less than 80% of the outstanding Shares on a fully-diluted basis, Purchaser may, without the consent of the Company, (i) extend the Offer for up to 10 business days or (ii) provide a subsequent offering period of up to 10 business days, in each case notwithstanding that all the conditions to the Offer have been satisfied. In addition, the Offer Price may be increased (in which case the Offer will be extended to the extent required by law in connection with such increase) without the consent of the Company.

  Any such extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(b), 14d-6(c) and 14e-1 under the Securities and Exchange Act of 1934 (the "Exchange Act")), which require that material changes be promptly disseminated to Stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

  If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(b), 14d-6(c) and 14e-1 under the Exchange Act.

  Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should increase the consideration being offered in the Offer, such increase in the consideration being offered will be applicable to all Stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any increase in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

  The Company has provided Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. Using these labels and lists, the Offer will be mailed to record holders of Shares, will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on these lists for subsequent transmittal to beneficial owners of Shares, and may be mailed directly to beneficial owners.

  2. Acceptance for Payment and Payment for Shares. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the later to occur of (1) the Expiration Date and (2) the satisfaction or waiver of the conditions set forth in "Section 14--Conditions of the Offer." Subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any applicable law.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates representing tendered Shares (the "Certificates") or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to Section 3, (b) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, or an Agent's Message (as defined in Section 3) in connection with a book-entry transfer, and (c) any other documents required by the Letter of Transmittal.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering Stockholders for the purposes of receiving payments from Purchaser and transmitting such payments to the tendering Stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering Stockholders are entitled to withdrawal rights as described in "Section 4-- Withdrawal Rights" and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the tendered Shares, regardless of any delay in making such payment.

  If any tendering Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer or if Certificates are submitted evidencing more Shares than are tendered or accepted for payment, Certificates for such unpurchased Shares will be returned, without expense to the tendering Stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained with such Book-Entry Transfer Facility), as promptly as practicable following expiration or termination of the Offer.

  Purchaser reserves the right to assign, in whole or from time to time in part, to Parent or to any direct or indirect subsidiary of Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such assignment will not relieve Purchaser of its obligations under the Offer or the Merger Agreement and will in no way prejudice the rights of tendering Stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

  3. Procedure for Tendering Shares.

  Valid Tender of Shares. In order for a holder of Shares validly to tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal, must be received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedures for book-entry transfer described below (and a Book-Entry Confirmation of such delivery received by the Depositary, including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

  THE METHOD OF DELIVERY OF CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE STOCKHOLDER USE PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Book-Entry Delivery. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer. Although delivery of Shares may be effected through book-entry at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary prior to the Expiration Date at one or more of its addresses set forth on the back cover of this Offer to Purchase, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

  Signature Guarantees. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares and such registered holder has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. Otherwise, all signatures on a Letter of Transmittal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution"). See Instructions 1 and 5 of the Letter of Transmittal. In addition, if a Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or Certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the Certificates surrendered, then the tendered Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the Certificates, with the signatures on the Certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

  Guaranteed Delivery. If a Stockholder desires to tender Shares pursuant to the Offer and such Stockholder's Certificates evidencing such Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are satisfied:

  (a)  the tender is made by or through an Eligible Institution;

  (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary as provided below prior to the Expiration Date; and

  (c) the Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq Stock Market ("Nasdaq") is open for business.

  Any Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram, telex or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery made available by Purchaser.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) Certificates for (or a timely Book-Entry Confirmation, if available, with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering Stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to the Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the tendered Shares, regardless of any extension of the Offer or any delay in making such payment.

  Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders of Shares determined by it not to be in proper form or the acceptance for payment of which, or payment for, such Shares may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares of any particular Stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

  Appointment of Proxy. By executing a Letter of Transmittal as set forth above, a tendering Stockholder irrevocably appoints designees of Purchaser as such stockholder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Stockholder's rights with respect to the Shares tendered by such Stockholder and accepted for payment by Purchaser (and with respect to all other Shares or other securities issued or issuable in respect of such Shares) on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. This appointment is effective if, when, and only to the extent that Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such stockholder will be revoked, and no subsequent proxies may be given nor any subsequent written consent executed by such Stockholder (and, if given, will not be deemed effective) with respect thereto. Purchaser's designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such Stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Stockholders, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

  The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Stockholders, which will be made only pursuant to separate proxy solicitation materials complying with the Exchange Act.

  Other Requirements. Purchaser's acceptance for payment of the Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering Stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

  TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE OFFER PRICE, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY PAYMENTS MADE TO SUCH STOCKHOLDER. SEE INSTRUCTION 10 OF THE LETTER OF TRANSMITTAL.

  4. Withdrawal Rights. Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after June 18, 2001. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in this Section 4.

  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Certificates, the serial numbers shown on the particular Certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

  All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

  Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3.

  5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER. The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to cash in the Merger (a "Holder"). The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. This discussion does not discuss all aspects of U.S. federal income taxation which may be important to particular Holders in light of their individual investment circumstances, such as Holders who do not hold the Shares as "capital assets" within the meaning of Section 1221 of the Code, Holders who acquired their Shares through the exercise of options or otherwise as compensation, or Holders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, and tax-exempt organizations). In addition, this discussion does not address state, local or foreign tax consequences. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF SHARES IS URGED TO CONSULT THAT HOLDER'S TAX ADVISOR REGARDING THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE OFFER AND THE MERGER.

  The receipt of cash for Shares pursuant to the Offer or in the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a Holder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold or converted and such Holder's adjusted tax basis in such Shares. Assuming the Shares constitute capital assets in the hands of the Holder, such gain or loss will be capital gain or loss. If, at the time of the Offer or the Merger, the Shares then exchanged have been held for more than one year, such gain or loss will be a long-term capital gain or loss. Under current law, long-term capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income.

  A Holder (other than certain exempt Holders including, among others, corporations and certain foreign individuals and entities) that tenders Shares may be subject to a 31% backup withholding unless the Holder provides its taxpayer identification number, or unless an exemption applies. If backup withholding applies to a Holder, the Depositary is required to withhold 31% from payments to such Holder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the Internal Revenue Service. If backup withholding results in an overpayment of tax, a refund can be obtained by the Holder upon filing an income tax return.

  6. Price Range of Shares; Dividends. As of the date hereof, the Shares are listed on the Nasdaq Stock Market under the ticker symbol "EMUS." The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the Common Stock as quoted on the Over-the-Counter Bulletin Board prior to June 1999 and as quoted on Nasdaq thereafter:

     Fiscal Year                                                  High   Low
     -----------                                                 ------ ------
     Fiscal Year ended June 30, 1999:
       First Quarter............................................ $ 8.00 $ 5.88
       Second Quarter........................................... $ 7.50 $ 5.00
       Third Quarter............................................ $23.88 $ 7.00
       Fourth Quarter........................................... $29.13 $13.63
     Fiscal Year ended June 30, 2000:
       First Quarter............................................ $26.19 $11.56
       Second Quarter........................................... $17.88 $ 9.40
       Third Quarter............................................ $10.88 $ 5.19
       Fourth Quarter........................................... $ 6.50 $ 1.94
     Fiscal Year ending June 30, 2001:
       First Quarter............................................ $ 2.59 $ 1.50
       Second Quarter........................................... $ 1.56 $ 0.25
       Third Quarter............................................ $ 0.72 $ 0.22
       Fourth Quarter........................................... $ 0.55 $ 0.22
         (through April 18, 2001)

  The Company has never declared or paid cash dividends on its Common Stock.

  On April 4, 2001, the last trading day before the Company announced that it had entered into a "non-binding letter of intent" to be acquired by a "major publicly held media company," the closing price of the Company's Common Stock reported on Nasdaq was $0.219 per Share. On April 6, 2001, the last full trading day prior to the public announcement of the signing of the merger agreement, the closing price of Company's Common Stock reported on Nasdaq was $0.438 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

  7. Effect of the Offer on Market for the Shares, Stock Market Quotation, and Exchange Act Registration.

  Market for Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the Stockholders.

  Stock Quotation. On April 6, 2001, the Company received a determination letter from Nasdaq indicating that the Shares have failed to comply with Nasdaq's minimum bid price requirement for continued listing, and that the Shares, therefore, will be delisted from Nasdaq. The Company has appealed Nasdaq's determination, and a hearing on the matter has been set for May 18, 2001. Under Nasdaq's Marketplace Rules, in order to maintain a listing, the minimum bid price for a company's stock must be at least $1.00 per share. The Shares have been trading for less than $1.00 per Share since November 2000. If Nasdaq were to discontinue the quotation and trading of the Shares, the market for the Shares could be adversely affected.

  If Nasdaq were to discontinue the quotation and trading of the Shares, it is possible that the Shares would be traded or quoted on other securities exchanges or on the over-the-counter bulletin board, and that price quotations would be reported by such exchanges or other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of Stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

  Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the Shares could no longer be used as collateral for loans made by brokers.

  Exchange Act Regulation. The Shares are currently registered under the Exchange Act. Such registration may be terminated by the Company upon application to the SEC if the Shares are not listed on a national securities exchange and if there are fewer than 300 record holders. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its Stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with Stockholders' meetings and the related requirement of furnishing an annual report to Stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for quotation on Nasdaq or for continued inclusion on the Federal Reserve Board's list of "margin securities".

  Purchaser's Plans. Purchaser intends to cause the Company to seek delisting of the Shares from Nasdaq (if the Shares are then still listed on Nasdaq) and to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as allowed. If registration of the Shares is not terminated prior to the Merger, then the Shares will cease to be quoted on Nasdaq and the registration under the Exchange Act will be terminated following completion of the Merger.

  8. Certain Information Concerning the Company. The information concerning the Company contained in this Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources. Neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

  General. The Company is a Delaware corporation with its principal executive offices located at 1991 Broadway, 2nd Floor, Redwood City, California 94063. The Company's telephone number is (650) 216-0200. The Company is the owner and operator of an online music network, providing music fans with music content, news and information and community features. The Company is a website for the legal distribution, sampling and sale of digital music in mp3 format. Through direct relationships with artists and exclusive licensing agreements with more than 600 independent record labels, the Company offers a collection of more than 165,000 tracks for purchase over the Internet. The Company also operates additional websites including RollingStone.com, Tunes.com and Downbeatjazz.com. RollingStone.com is a leading Internet authority on music and popular culture. RollingStone.com leverages Rolling Stone magazine's archives, including more than 7,000 artist profiles, an extensive collection of exclusive photos and interviews, more than 30 years of magazine covers and more than 1,000 on-demand videos.

  The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies may be obtained, by mail, upon payment of the SEC's customary charges, by writing to its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 and can be accessed electronically on the SEC's website at http://www.sec.gov.

  While considering this transaction with the Company, Parent received some financial information forecasting potential future operating performance of the Company and its RollingStone.com operations. These forecasts were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the American Institute of Certified Public Accountants regarding financial forecasts. Such information is set forth below for the sole purpose of making available to Stockholders the forecasts that were made available to Parent prior to the signing of the Merger Agreement. Neither the Company nor Parent intends to update or otherwise revise these forecasts.

  These forecasts necessarily reflect numerous assumptions as to general business and economic conditions and other matters, many of which are inherently uncertain or beyond the Company's control. Among the key assumptions were the following: (i) a recovery in the on-line advertising market, including a stabilization of pricing and sell-through growth; (ii) continued traffic growth on RollingStone.com and the growth of "EMusic Unlimited Subscribers" without the need for increased sales and marketing expenses; (iii) the continuation of the current rate of both conversion of trial subscribers to paying subscribers and subscription renewals by existing subscribers; and (iv) decreased operating expenses reflecting the impact of the January 2001 restructuring. It is not possible to predict whether the assumptions made in preparing these forecasts will be valid, and actual results could differ significantly. Such forecasts assume that in the absence of further expense reduction actions, the Company must obtain additional funding during the second half of calendar year 2001 to fund continuing losses. There is no assurance that if the Company were to remain independent it would be able to obtain such funding. The inclusion of these forecasts does not imply that Parent considered them reliable or relied on them, and these forecasts should not be relied on as predictors of future performance. Neither Parent nor Purchaser take any responsibility for the validity, reasonableness, accuracy or completeness of these forecasts, and the Company has made no representation to Parent or Purchaser regarding these forecasts.

                                                        Quarter
                                                         Ending   Year Ending
                                                        June 30,  December 31,
                                                          2001        2001
                                                       ---------- ------------
   Total Revenue...................................... $3,185,000 $ 16,425,000
   Total Operating Expense............................ $6,549,000 $ 25,992,000
   EBITDA (earnings before interest, taxes,
    depreciation, amortization, impairment and
    restructuring charges)............................ $4,646,000 $(16,682,000)
   Ending Cash........................................ $5,013,000 $ (3,891,000)

  9. Certain Information Concerning Purchaser, Parent and Vivendi
Universal. Purchaser is a Delaware corporation and to date has engaged in no activities other than those incident to its formation and the commencement of the Offer. Purchaser is a direct wholly owned subsidiary of Parent. The principal executive offices of Purchaser and Parent are located at 2220 Colorado Avenue, Santa Monica, California 90404. The telephone number for Purchaser and Parent is (310) 865-5000. Parent is a California corporation and an indirect wholly owned subsidiary of Vivendi Universal. Parent and its Universal Music Group affiliates constitute the world's largest music company. Universal Music Group's global operations encompass the development, manufacture, marketing, sales and distribution of recorded music through a network of subsidiaries, joint ventures and licensees in 63 countries around the world.

  Vivendi Universal has its principal executive offices located at 42, Avenue de Friedland, 75380 Paris Cedex 08, France. The telephone number for Vivendi Universal is (011) 33 (1) 71 71 10 00. Vivendi Universal is one of the world's leading media and communications companies, with assets including the world's largest music company, one of the largest film libraries in the world and leading businesses in the telecommunications, television, publishing and Internet industries. Additional information concerning Vivendi Universal is set forth in the filings it has made with the SEC, and such filings may be obtained from the SEC in the manner set forth in Section 8 with respect to information concerning the Company.

  The name, citizenship, business address, principal occupation, and five-year employment history of each of the directors and executive officers of Vivendi Universal, Parent and Purchaser are set forth in Schedule I to this Offer to Purchase.

  None of Vivendi Universal, Parent, Purchaser nor, to their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, nor any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has any right to acquire, directly or indirectly, any Shares, and none of Vivendi Universal, Parent, Purchaser nor, to their knowledge, any of the persons or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Shares during the past 60 days, other than pursuant to the Merger Agreement and the Stockholders Agreement.

  Except as provided in the Merger Agreement and Stockholders Agreement, and as otherwise described in this Offer to Purchase, (i) none of Vivendi Universal, Parent, Purchaser nor any of their respective subsidiaries nor, to their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, and (ii) none of Vivendi Universal, Parent, Purchaser nor, to their knowledge, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Set forth below in Section 11 of this Offer to Purchase and elsewhere herein is a summary description of the mutual contacts, negotiations and transactions between any of Vivendi Universal, Purchaser or Parent, or any of their respective subsidiaries or any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

  10. Source and Amount of Funds. The total amount of funds required by Purchaser to purchase Shares pursuant to the Offer and the Merger is estimated to be approximately $25 million plus certain customary fees and expenses incurred in connection with the Offer and the Merger. The Offer and the Merger are not conditioned upon the Purchaser entering into any financing arrangements. Purchaser intends to obtain all required funds from Parent, and Parent will obtain such funds from available working capital.

  11. Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement.

Background of the Offer; Contacts with the Company

  Neither Parent nor Purchaser assumes responsibility for the accuracy or completeness of any information contained herein regarding the Company's discussions with any person, other than Parent, Purchaser, and their representatives, or regarding any matters involving the Company or the Board (as defined below), other than matters in which Parent, Purchaser or their representatives directly participated. All such information has been provided to Parent and Purchaser by the Company for inclusion herein.

 Discussions with Parent

  In April 2000, Robert H. Kohn, Chairman of the Board of Directors of the Company (the "Board"), Gene Hoffman, Jr., President and Chief Executive Officer of the Company, and James Chapman, then Executive Vice President, Corporate Development of the Company, met with Edgar Bronfman, Jr., the President and Chief Executive Officer of Parent's then ultimate parent, The Seagram Company Ltd. ("Seagram"), to discuss the two companies' businesses and the general terms under which a strategic acquisition or equity investment by Parent could be made.

  On May 5, 2000, Parent and the Company entered into a mutual confidentiality letter agreement.

  During the period from April through August 2000, representatives of the Company had numerous discussions and exchanged various documents with representatives of Parent and its affiliates, including FarmClub.com and eLabs. After review and in light of circumstances surrounding the pending business combination among Seagram, Vivendi S.A. and Canal Plus S.A., strategic discussions ceased.

  In October 2000, in response to a telephone conversation between Mr. Kohn and Mr. Bronfman in which Mr. Bronfman expressed interest in discussing a possible investment in, or acquisition of, the Company, Allen & Co. wrote to Mr. Bronfman in order to initiate such discussions. Subsequent to the letter, Allen & Co. and Parent worked to organize a meeting and, in preparation for it, Allen & Co. provided Parent certain materials regarding the Company.

  In November 2000, representatives of the Company and Allen & Co. met with representatives of Parent to update each other on the respective businesses and to discuss the ongoing process of seeking a strategic partner. During the meeting, Company representatives presented an overview of the Company's corporate structure and business operations.

  Over the course of the next three months, numerous discussions between the parties continued about potential business opportunities between the two companies.

  On January 14, 2001, Mr. Kohn and Mr. Bronfman exchanged emails regarding a potential partnership between the two companies. Also in January 2001, various members of Company management met with various representatives of Parent and its affiliates and Parent's legal counsel to discuss the business model, historical financial performance, future direction and operations of the Company's EMusic.com and RollingStone.com operations.

  Over the course of the next six weeks, representatives of the Company and Allen & Co. held numerous conversations with representatives of Parent and its affiliates to discuss the terms and timing of a possible strategic acquisition of the Company by Parent.

  In March 2001, Parent's legal counsel reviewed the results of their due diligence investigation with members of Parent's senior management. Parent's legal counsel then recommended a structure for a proposed transaction to acquire the Company and the meeting participants discussed the possible economic terms for an acquisition proposal.

  During the course of a conversation in March 2001 between a representative of Parent and Ed Rosenblatt, a member of the Board, the Parent representative informed Mr. Rosenblatt that Parent had indicated to Allen & Co. a potential interest in acquiring the Company. Mr. Rosenblatt, prior to his retirement in 1999, had served as Chairman of Geffen Records, a part of the Universal Music Group that he had helped found, and, in connection with his retirement, had entered into a consulting agreement under which, in consideration of a consulting fee of $500,000 per year, he had agreed that for a five-year period ending in January 2004 he would provide to the Universal Music Group such consulting services as it requested. No substantive discussions regarding Parent's interest in the Company took place on this occasion, no further discussions on that subject took place between Parent and Mr. Rosenblatt prior to the execution of the Merger Agreement on April 6, 2001, and, other than through his participation in meetings of the Board at which Parent's interest was discussed and his vote as a director in favor of approval of the Merger Agreement and the recommendation of the Offer and the Merger, Mr. Rosenblatt played no role in the negotiations. Because Mr. Rosenblatt owns no outstanding Shares or in-the-money options, he believed it was not necessary for him to execute the Stockholders Agreement and he does not anticipate receiving any payments in the Offer or the Merger.

  On March 9, 2001, Parent provided Allen & Co. with a verbal indication of its interest in acquiring the Company for a total price (including options and warrants) of $25 million, which would have represented a purchase price of approximately $0.55 per outstanding Share. Parent informed Allen & Co. that this proposal assumed that the Company's transaction expenses would not exceed $1 million and that the Company would have on hand at least $8.5 million in cash at closing.

  On March 9 and 10, 2001, the Company's directors had various discussions regarding the Parent proposal and the range of possible responses. Based upon such discussions, Allen & Co. was directed to make a $30 million counterproposal to Parent, which would have represented a purchase price of approximately $0.66 per outstanding Share.

  On March 14, 2001, Parent submitted a preliminary letter of intent to the Company wherein, subject to several conditions, Parent proposed to acquire all of the fully diluted outstanding Shares pursuant to a definitive agreement to be negotiated during an exclusivity period between the parties at an aggregate price of $27.5 million, which would have represented a purchase price of approximately $0.60 per outstanding Share.

  On March 16, 2001, representatives of Parent and its outside legal counsel and representatives of the Company and its outside legal discussed the terms of the proposed letter of intent. This discussion focused on the Company's anticipated transaction expenses, which the Company estimated at up to $2 million rather than up to the $1 million maximum contemplated by the proposed letter of intent, and the requirement regarding the minimum cash level for the Company at closing.

  On March 18, 2001, the Board met to discuss the proposed letter of intent. Among other matters, the Board reviewed the Company's financing and acquisition alternatives and the results and status of discussions regarding other potential strategic transactions. After discussion, the Board authorized management to execute the letter of intent on behalf of the Company provided the total purchase price proposed by Parent was consistent with the range previously discussed between the parties.

  On March 19, 2001, Parent and the Company entered into a revised non-binding letter of intent relating to a proposed acquisition. The letter of intent contemplated a total price (including options and warrants) of $27 million, which would have represented a purchase price per outstanding Share of approximately $0.59. The total price was subject to, among other matters, further due diligence by Parent and satisfactory resolution of the minimum cash condition that Parent was requiring. The letter of intent also provided for a period of exclusive negotiation ending on April 8, 2001.

  Thereafter, representatives of the two companies negotiated the terms of a definitive merger agreement and discussed the unresolved issues. The discussions focused, in part, on Parent's insistence on conditioning the transaction on the Company having a minimum amount of cash at closing and the level of cash that the Company believed would be an appropriate minimum without subjecting the transaction to an unacceptable risk of non-consummation. Based on Parent's understanding of the Company's cash projections, at one point in the discussions Parent proposed a total purchase price of $25 million, which Parent viewed as representing a purchase price of $0.55 per Share. The discussions ultimately resulted in the parties agreeing, subject to approval of the Board, that, in consideration for Parent agreeing to a reduced minimum level of required cash at the end of May and June as a basis for Parent declining to close (i.e., $3.5 million at May 31 and $2 million at June 30) and in response to other issues raised as a result of Parent's further due diligence review of the Company, the price per Share would be $0.57. The discussions also focussed on the circumstances under which the Board would be able to consider and respond to a competing acquisition proposal and the size of the fee the Company would have to pay if its Board decided to terminate the transaction in order to accept, or to modify or withdraw its recommendation on the basis of, a superior offer.

  On March 29, 2000, the Board received a presentation from the Company's management and legal counsel regarding the status of negotiations and the Board discussed the open issues under the draft Merger Agreement and the responses thereto that would be acceptable to the Board.

  On April 4, 2001, the Board received an update from management and the Company's legal counsel on the status of the negotiations and authorized management to continue with, and seek to finalize, the negotiations on the basis of a per Share price of $0.57.

  On April 4, 2001, the Company became aware of a just published report that the Company was in negotiations to be acquired by Parent. Accordingly, with Parent's concurrence, on the morning of April 5, 2001, the Company requested Nasdaq to halt trading in the Shares pending an announcement. Shortly thereafter on the same day, the Company issued a press release announcing that it had signed a non-binding letter of intent with an unnamed major publicly-held media company that contemplated the Company being acquired for $0.57 per Share in cash and that the letter of intent provided for an exclusive negotiation period. The press release, which has been filed with the Securities and Exchange Commission as an exhibit to this Statement, also reported on the initiation of Nasdaq proceedings to delist the Shares and on the Company's preliminary financial results for the quarter ended March 31, 2001.

  On April 5, 2001, senior management of Parent received authorization to finalize a definitive merger agreement substantially on the basis of the terms that had previously been negotiated and that were reflected in the latest draft of the Merger Agreement, with such changes as management considered appropriate.

  On April 6, 2001, the Board met with its advisors to review the draft Merger Agreement and to discuss the terms of the Offer and the Merger, as contemplated by the draft Merger Agreement, as well as the draft Stockholders Agreement. Additional changes to the draft Merger Agreement that had resulted from further negotiations were also discussed. It was reported that Parent had approved the draft Merger Agreement. Allen & Co. then reviewed its financial analysis of the $0.57 Offer Price and delivered its oral fairness opinion (later confirmed in writing) to the effect that, as of such date and subject to the qualifications, assumptions and limitations stated in the opinion, the Offer Price was fair to the Stockholders from a financial point of view.

  In the course of its April 6, 2001 deliberations, the Board was advised that the previous day, following the Company's public announcement of the letter of intent, Mr. Hoffman had received an unsolicited telephone call from the chief executive officer of one of the companies that had previously been approached as a potential acquiror of the Company. This company, which had previously indicated that it had no immediate intention of making an acquisition offer but might at a future time consider offering to acquire the Company in exchange for its own publicly-traded shares, had indicated in this latest call that it might be interested in making an acquisition offer in the range of $0.60 to $0.70 per Share in its stock. The Board was also informed that the chief executive officer of this company had been informed, in response to his unsolicited call, that the Company was not in a position to discuss the matter because of the publicly-announced exclusive negotiation provisions of the letter of intent.

  After discussion, the Board directed that Company representatives immediately contact Parent's representatives, while the Board recessed, to advise them of this unsolicited contact and to inquire as to Parent's position in relation to the exclusive negotiation provisions of the letter of intent. Shortly after receiving this inquiry, Parent's representatives informed the Company's representatives that Parent would terminate discussions with the Company if the Board decided to pursue the other company's possible interest and to defer approval and immediate execution of the Merger Agreement.

  The Board then reconvened and considered Parent's response. The Board noted that there was cause for substantial uncertainty as to whether or not the other company would in fact make any specific acquisition offer;

that the other company, which had previously declined to pursue a possible acquisition of the Company, had conducted no due diligence whereas Parent had completed substantial due diligence; that the other company was not pre-approved by RollingStone LLC as a potential owner of the Company whereas Parent was, which meant that a transaction with the other company would be subject to significantly more risk of delay and non-consummation; that a transaction involving an acquiror's stock, rather than cash, would likely take several months to complete in light of Securities and Exchange Commission registration requirements, during which delay the Company's cash would continue to deplete in the absence of committed bridge financing; that, given current market conditions, the value of many stock transactions had been declining sharply between announcement and completion; and that Parent had indicated it would withdraw its offer if the other company's interest was pursued and the Board deferred approval and immediate execution of the Merger Agreement.

  In light of these considerations and the factors described under the "Reasons for the Recommendation" section in the Company's Schedule 14D-9, the Board unanimously resolved to approve the Merger Agreement and recommend the Offer.

  On April 6, 2001, the Merger Agreement was finalized and executed.

  On April 9, 2001, prior to the opening of trading on Nasdaq, the execution of the Merger Agreement was announced in a joint press release of the Company and Parent.

The Merger Agreement

  The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC in connection with the Offer (the "Schedule TO"). Such summary is qualified in its entirety by reference to the Merger Agreement. See
Section 8 and Section 17 for information on how to obtain a copy of the Schedule TO. Capitalized terms not otherwise defined in the following description of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than 10 business days after the public announcement of the execution of the Merger Agreement, which occurred on April 9, 2001. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of certain conditions that are described below under the caption "Section 14--Conditions to the Offer."

  Purchaser and Parent have agreed that, without the prior written consent of the Company, no change in the Offer may be made which decreases the price per Share payable in the Offer, which reduces the maximum number of Shares to be purchased in the Offer, or which adds to or modifies the conditions to the Offer set forth below under "Section 14--Conditions of the Offer." If Purchaser and Parent are not in material breach of the Merger Agreement, Purchaser may, without the consent of the Company, extend the Offer (in one or more extensions) for a total of up to an additional 15 business days if any condition to the Offer is not satisfied or waived and such condition is reasonably capable of being satisfied. If, on the Expiration Date, the Shares validly tendered and not withdrawn pursuant to the Offer equal less than 80% of the outstanding Shares on a fully-diluted basis, Purchaser may, without the consent of the Company, (i) extend the Offer for up to 10 business days or
(ii) provide for a subsequent offering period of up to 10 business days in accordance with Rule 14d-11 of the Exchange Act, in each case notwithstanding that all the conditions to the Offer have been satisfied. In addition, the Offer Price may be increased (in which case the Offer will be extended to the extent required by law in connection with such increase) without the consent of the Company.

  Board Representation. Pursuant to the Merger Agreement, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Parent or their affiliates, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to that number of directors which equals the product of the total number of directors on the Board (giving effect to the election or appointment of any additional directors pursuant to this paragraph and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its subsidiaries) bears to the total number of Shares then issued and outstanding. The Company has agreed, upon request by Purchaser, to promptly increase the size of the Board as is necessary to enable Purchaser's designees to be elected to the Board and to cause Purchaser's designees to be so elected; provided that, if Purchaser's designees are appointed or elected to the Board, until the Effective Time, the Board shall have at least two directors who are directors on the date of the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Parent (the "Independent Directors"). The Merger Agreement also provides that, during the period after such election of directors designated by Purchaser but prior to the Effective Time, the Board shall delegate to a committee of the Board comprised solely of the Independent Directors the sole responsibility for (i) the amendment or termination of the Merger Agreement on behalf of the Company, other than a termination in connection with the Company's execution of a definitive agreement providing for a Superior Proposal, (ii) the waiver of any of the Company's rights or remedies under the Merger Agreement, (iii) the extension of the time for performance of Parent's or Purchaser's obligations under the Merger Agreement, or (iv) the assertion or enforcement of the Company's rights under the Merger Agreement to
(a) object to a failure to consummate the Merger for a failure of the condition that the Company perform in all material respects all material obligations required by it under the Merger Agreement to be satisfied or (b) object to a termination of the Merger Agreement by the Parent based on any alleged inaccuracy in the representations and warranties of the Company in the Merger Agreement.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and an accordance with the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation. Upon consummation of the Merger, each Share issued and outstanding immediately prior to the Effective Time held by a Stockholder (other than any Dissenting Shares) shall be canceled and shall be converted automatically into the right to receive from the Surviving Corporation the Merger Consideration payable, without interest. All Shares that are owned by the Company as treasury stock, all Shares owned by any subsidiary of the Company and any Shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent will be canceled and retired and will cease to exist and no consideration will be delivered in exchange therefor.

  Pursuant to the Merger Agreement at the Effective Time, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

  The Merger Agreement provides that after the Effective Time, the Certificate of Incorporation of the Company shall be amended as desired by Parent and as so amended will be the Certificate of Incorporation of the Surviving Corporation. The Merger Agreement also provides that the By-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

  Directors and Officers of the Surviving Corporation. The Merger Agreement provides that the directors of Purchaser and the officers of the Company immediately prior to the Effective Time will, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-laws.

  Treatment of Options and Warrants. Under the Merger Agreement, the Company will use its best efforts to cause each holder of an outstanding option to purchase the Company's Common Stock (an "Option") granted under one of the Company's stock option plans (the "Option Plans"), whether or not then exercisable or vested, which Option has an exercise price per Share lower than the Offer Price, to sign an "Option Cash Out-

Agreement," providing that such Option shall be cancelled as of the consummation of the Offer and such holder will be entitled to receive an amount in cash equal to the excess of the Offer Price over the exercise price per share. With respect to any holder who does not execute an Option Cash-Out Agreement prior to consummation of the Offer with respect to an Option with an exercise price per share lower than the Offer Price and with respect to any holder of an Option which has an exercise price higher than the Offer Price, such holder's Options shall, if not exercised, terminate at the times provided by the terms thereof, but in no event later than the Effective Time. The Option Plans shall terminate at the time provided by the terms thereof, but in no event later than the Effective Time.

  The Merger Agreement also provides that Parent and the Company will take all actions necessary to provide that no later than the Effective Time, certain warrants to purchase an aggregate of 3,386,017 shares of the Company's Common Stock shall be terminated pursuant to their terms, and the Company will continue to be obligated under certain other warrants to purchase an aggregate of 4,225,085 shares of the Company's Common Stock.

  Stockholders' Meeting. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, (i) duly call, give notice of, convene and hold a meeting of the Stockholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer (and, if later, the expiration of any subsequent offering period) for the purpose of considering and taking action upon the Merger Agreement, (ii) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its reasonable efforts (x) to obtain and furnish the information required to be included by the federal securities laws (and the rules and regulations thereunder) in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its Stockholders and (y) to obtain the necessary approvals of the Merger and the Merger Agreement by its Stockholders; and (iii) include in the Proxy Statement the recommendation of the Company Board that Stockholders vote in favor of the approval of the Merger and the adoption of the Merger Agreement, unless such recommendation has been withdrawn, or as such recommendation has been modified, in accordance with the Merger Agreement.

  Parent has agreed to provide the Company with the information concerning Parent and Purchaser required to be included in the Proxy Statement and to vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the approval and adoption of the Merger Agreement.

  Merger Without Meeting of Stockholders. In the event that Parent and Purchaser acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, each of the parties to the Merger Agreement has agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of Stockholders, in accordance with Section 253 of the DGCL.

  Option to Purchase Additional Shares. The Company has granted Parent and Purchaser the Purchaser Option, entitling them to purchase up to that number of newly issued Shares (the "Purchaser Option Shares") equal to the number of shares of Common Stock that, when added to the number of Shares owned by Parent, Purchaser and their affiliates immediately following consummation of the Offer, shall constitute one share more than 90% of the Common Stock then outstanding on a fully diluted basis (after giving effect to the issuance of the Purchaser Option Shares) for a consideration per Purchaser Option Share equal to the Offer Price. The Purchaser Option shall be exercisable only after the purchase of and payment for Shares pursuant to the Offer as a result of which Parent, Purchaser and their affiliates beneficially own at least 80% of the outstanding Shares. The Purchaser Option shall not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

  Conduct of Business. Pursuant to the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, unless Parent otherwise agrees in writing, the Company has agreed that it will, and will cause its subsidiaries to, in all material respects, (i) conduct its business in the usual, regular and ordinary course consistent with past practice and (ii) use all reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees.

  The Company has further agreed that during this period, except as expressly provided in the Merger Agreement, it will not, nor will it permit any of its subsidiaries to, without the prior written consent of Parent:

    (i) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, option, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock or (B) any other securities in respect of, in lieu of, or in substitution for, any shares of its capital stock outstanding on the date of the Merger Agreement other than pursuant to the exercise of stock options outstanding as of the date of the Merger Agreement; (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding shares of capital stock; or (iii) split, combine, subdivide or reclassify any shares of its capital stock or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to its Stockholders in their capacity as such;

    (ii) incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person other than the Company or its subsidiaries;

    (iii) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a direct or indirect wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case that is material to the Company and its subsidiaries, taken as a whole, except (i) in the ordinary course of business consistent with past practice or (ii) pursuant to contracts or agreements in effect at the date of the Merger Agreement;

    (iv) make any acquisition or investment in a business either by purchase of stock or securities, merger or consolidation, contributions to capital, property transfers, or purchases of any property or assets of any other individual, corporation or other entity other than a wholly owned subsidiary thereof, or purchase or enter into any agreement to purchase equipment, materials, supplies, or services in excess of $25,000 in any one transaction or $100,000 in the aggregate;

    (v) increase in any manner the compensation of any of its directors, officers or employees or enter into, establish, amend, or terminate any company benefit plans other than as required pursuant to existing agreements;

    (vi) amend the Company's Certificate of Incorporation or By-Laws;

    (vii) waive or fail to enforce any provision of any confidentiality or standstill agreement to which it is a party;

    (viii) change its method of accounting in effect at June 30, 2000, except as required by changes in generally accepted accounting principals as concurred in by the Company's independent public accountants;

    (ix) change its fiscal year or make any material tax election, other than in the ordinary course of business;

    (x) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except subsidiaries of the Company;

    (xi) make or forgive any loans to any other person;

    (xii) make any material changes in the type or amount of their insurance coverage or permit any material insurance policy naming the Company or any subsidiary as a beneficiary or a loss payee to be canceled or terminated;

    (xiii) enter into, terminate, fail to renew, or accelerate any license, distributorship, dealer, sales representative, joint venture, credit or other agreement if such action could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement);

    (xiv) fail to comply with all applicable filing, payment and withholding obligations under all applicable federal, state, local or foreign laws relating to taxes;

    (xv) pay, discharge, settle or satisfy any claims, liabilities or objections (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of the foregoing in the ordinary course of business consistent with past practice, or, if not in the ordinary course of business, the payment, discharge or satisfaction of the foregoing that, individually and in the aggregate, does not exceed $25,000; or

    (xvi) make any commitment to or take any of these aforementioned actions.

  Access to Information. Upon reasonable notice and subject to applicable laws, the Company has agreed to, and to cause each of its subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Parent, during normal business hours during the period prior to the Effective Time, reasonable access to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives and, during such period, to make available to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request. No investigation by any of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements set forth in the Merger Agreement.

  Further Assurances. Subject to the terms and conditions of the Merger Agreement, Parent and the Company have agreed to, and to cause their subsidiaries to, use all reasonable efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the Merger and, subject to certain conditions set forth in the Merger Agreement, to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger) as promptly as practicable and
(ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity (as defined in the Merger Agreement) and any other third party which is required to be obtained by the Company or Parent or any of their respective subsidiaries in connection with the Merger and the other transactions contemplated by the Merger Agreement, and to comply with the terms and conditions of any such consent, authorization, order or approval.

  The Company and Parent have further agreed, subject to the terms and conditions of the Merger Agreement, to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of the Merger Agreement, the transactions contemplated therein, including, without limitation, using all reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and using all reasonable efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated thereby or seeking material damages.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the Company and Parent including representations by the Company and Parent as to the enforceability of the Merger Agreement. More specifically, the Company's representations and warranties include, but are not limited to, representations and warranties relating to the Company's organization and qualification, its authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, its compliance with applicable laws, its capitalization, the absence of certain changes or events concerning its business, the absence of litigation, the accuracy of its financial statements and filings with the SEC, certain of its employment matters, its material agreements, its insurance coverage, its intellectual property and other properties, and the absence of undisclosed liabilities.

  Indemnification of Officers and Directors. The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors or officers of the Company as provided in the Company's Certificate of Incorporation, its By-Laws or in separate agreements between the Company and individual officers and directors will be assumed by the Surviving Corporation, and Parent will cause the Surviving Corporation to honor such obligations as of the Effective Time, and such rights will continue in full force and effort in accordance with their respective terms and shall not be amended, repealed or modified so as to materially and adversely affect any indemnified party. Parent shall, and shall cause the Surviving Corporation to, maintain in effect for not less than 6 years after the Effective Time policies of directors' and officers' liability insurance equivalent in all material respects to that maintained by or on behalf of the Company and its subsidiaries as of the date of the Merger Agreement with respect to claims arising from any actual or alleged wrongful act or omission occurring prior to the Effective Time for which a claim has not been made against any director or officer of the Company or any director or officer of subsidiary of the Company prior to the Effective Time; provided, however, if the aggregate annual premiums for such insurance at any time during such period shall exceed 150% of the per annum rate of premium currently paid by the Company and its subsidiaries for such insurance as of the date of the Merger Agreement, then Parent will cause the Surviving Corporation to, and the Surviving Corporation will, provide the maximum coverage that will then be available at an annual premium equal to 150% of such rate.

  Conditions to Each Party's Obligation to Effect the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the date on which the closing of the Merger is to occur (the "Closing Date") of the following conditions: (i) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the requisite vote of the Stockholders if required by applicable law; (ii) no statute, rule, order, decree or regulation shall have been enacted by any Governmental Entity or authority of competent jurisdiction which prohibits the consummation of the Merger and all governmental consents, orders and approvals required for consummation of the Merger and the other transactions contemplated by the Merger Agreement shall have been obtained and shall be in effect at the Effective Time; (iii) no order or injunction of any Governmental Entity shall be in effect which precludes, restrains, enjoins or prohibits the consummation of the Merger provided the parties used reasonable best efforts to prevent such order of injunction; and (iv) Purchaser shall have accepted for payment and purchased all Shares validly tendered in the Offer and not withdrawn. In addition, the obligations of Parent and Purchaser to effect the Merger are subject to the further condition (which Parent may waive) that the Company shall have performed all obligations under the Merger Agreement required to be performed prior to the earlier of (a) such time as Parent's or Purchaser's designees constitute a majority of the Company's Board of Directors, and (b) the Closing Date, except where the failure to perform such obligations would not, when aggregated with all other such failures, reasonably be expected to have a Company Material Adverse Effect.

  No Solicitation. Pursuant to the Merger Agreement, the Company agreed to immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal (as hereinafter defined). From the date of the Merger Agreement, the Company has not been allowed to, and is not allowed to (and it has not been allowed to, and is not allowed to permit any of its subsidiaries, or authorize or permit any of its officers, directors or employees or any affiliate, investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries
to) directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated), or take any other action designed to facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; provided that if, prior to the Expiration Date and following the receipt of a Superior Proposal (as hereinafter defined) or a proposal which is reasonably expected to lead to a Superior Proposal that was unsolicited and made after the date of the Merger Agreement in circumstances not otherwise involving a breach of the Merger Agreement, the Company Board determines in good faith, after considering applicable provisions of state law and after consultation with outside counsel, that a failure to do so would constitute a breach of its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to such Takeover Proposal and subject to compliance with the Merger Agreement, (x) furnish information with respect to the Company to the party making such Takeover Proposal pursuant to a customary confidentiality agreement, provided that (i) such confidentiality agreement must not be less favorable to the Company than the confidentiality agreement between Parent and the Company, and may not include any provision calling for an exclusive right to negotiate with the Company and (ii) the Company advises Parent of all such nonpublic information delivered to such person concurrently with its delivery to the requesting party, and (y) participate in negotiations with such party regarding such Takeover Proposal. Any violation of these restrictions by any executive officer of the Company or any of its subsidiaries or any affiliate, director or investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries, shall be deemed to be a breach by the Company of the Merger Agreement.

  Except as expressly permitted in the Merger Agreement, the Company has agreed that neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval, determination of advisability, or recommendation by such Board of Directors or such committee of the Transactions, (ii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the Expiration Date the Company Board determines in good faith, in response to a Superior Proposal that was unsolicited and made after the date of the Merger Agreement in circumstances not otherwise involving a breach of the Merger Agreement, and after considering applicable provisions of state law and after consultation with outside counsel, that the failure to do so would constitute a breach of its fiduciary duties to the Company's Stockholders under applicable law, the Company Board may (subject to this and the following sentences and to compliance with the provisions of the immediately preceding paragraph) (x) withdraw or modify its approval, determination, or recommendation of the Transactions, (y) approve, determine to be advisable, or recommend a Superior Proposal or (z) cause the Company to enter into an Acquisition Agreement; provided that any such actions may be taken only at a time that is after (A) the fifth business day following Parent's receipt of written notice from the Company advising Parent that the Company Board has received a Superior Proposal (the "Offer Notice"), specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and providing notice of the determination of the Company Board of what action the Company Board has determined to take and (B) the Company shall have provided Parent and Purchaser for at least 5 business days following receipt of the Offer Notice an opportunity to amend the Merger Agreement to provide for terms and conditions no less favorable (in the good faith determination of the Company Board after consultation with its financial and legal advisors) than the contemplated Superior Proposal, in which event the Company shall cause its financial advisor and its legal counsel to negotiate in good faith with Parent to make such adjustments to the terms and conditions of the Merger Agreement as would enable Parent and Purchaser to proceed with the Transactions, as so amended. The provisions of the immediately preceding sentence apply to all successive Superior Proposals.

  The Company has further agreed to promptly advise Parent orally and in writing of any request for confidential information or of any Takeover Proposal, the material terms and conditions of such request or the Takeover Proposal and the identity of the person making such request or Takeover Proposal and to keep Parent promptly advised of all significant developments which could reasonably be expected to culminate in the Company Board withdrawing, modifying or amending its recommendation of the Offer and the Merger or in exercising any of its rights under the Merger Agreement related to a Takeover Proposal.

  For purposes of the Merger Agreement: (i) a "Takeover Proposal" means any inquiry, proposal or offer from any person (other than Parent and its subsidiaries, affiliates, and representatives) relating to any direct or indirect acquisition or purchase of 15% or more (by value) of the assets of the Company and its subsidiaries or 15% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement; and (ii) a "Superior Proposal" means a bona fide written offer from any person (other than Parent and its subsidiaries, affiliates and representatives) for a direct or indirect acquisition or purchase of 50% or more of the assets of the Company or any of its subsidiaries or 50% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, (A) which provides for cash consideration on a per Share basis to the Stockholders with a value (taking into account, among other things, the likelihood of such offer resulting in a consummated transaction and the reasonably likely timing of the consummation of such a transaction) exceeding the Offer Price, (B) which, considering all relevant factors, is more favorable to the Company and its Stockholders than the Offer and the Merger, and (C) for which there is no financing contingency, and the third party has demonstrated that financing for such offer is fully committed or is highly likely to be obtained, in each case as determined by the Company Board in its good faith judgment (based on the advice of independent financial advisors and outside counsel). Any Superior Proposal is a Takeover Proposal.

  Termination; Termination Fee and Expenses. The Merger Agreement may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

  (i) by the mutual consent of Parent and the Company by action of their respective board of directors;

  (ii) by either the Company or Parent if: (A) a Governmental Entity issues an order or takes other action that becomes final and non-appealable, restraining or prohibiting the transactions contemplated by the Merger Agreement, provided that the party seeking to terminate has used all reasonable efforts to challenge the order or action, (B) the Offer expires, terminates or is withdrawn without any Shares being purchased, provided that such right shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has resulted in the failure of Purchaser to purchase shares in the Offer, or (C) the Offer has not been consummated by June 25, 2001 (the "Outside Date"), provided that such right shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has resulted in the failure of the Offer to be consummated by such time;

  (iii) by the Company if: (A) Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to 10 business days following the date of the initial public announcement of the Offer, provided, that the Company may not terminate the Merger Agreement if it is in material breach thereof; (B) it concurrently or immediately following such termination enters into a definitive agreement providing for a Superior Proposal in compliance with the Merger Agreement, provided that prior thereto or simultaneously therewith it has paid the Termination Fee (as defined below) to Parent; or (C) if the representations and warranties of Parent set forth in the Merger Agreement that are qualified by materiality shall not be true and correct in any respect, or if the representations and warranties of Parent set forth in the Merger Agreement that are not qualified by materiality shall not be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the Expiration Date as if made on such date, or either Parent or Purchaser shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement, which inaccuracy or breach cannot be cured or has not been cured within one business day prior to the Expiration Date, except in the case of the failure of any representation or warranty, for changes specifically permitted by the Merger Agreement, and for those representations and warranties that address matters only as of a particular date which are true and correct as of such date; or

  (iv) by Parent if: (A) due to an occurrence that if occurring after the commencement of the Offer would result in a substantial likelihood of a failure to satisfy any of the conditions set forth in Section 14 of this Offer to Purchase on the Expiration Date, and such conditions shall not have been waived by all applicable parties, Parent, Purchaser, or any of their affiliates shall have failed to commence the Offer on or prior to 10 business days following the date of the initial public announcement of the Offer, provided, that Parent may not terminate the Merger Agreement if Parent is in material breach of the Merger Agreement; (B) (i) the Company Board or any committee thereof shall have withdrawn or modified, or proposed publicly to withdraw or modify, in a manner adverse to Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger, or failed to reconfirm its recommendation within three business days after a written request to do so, or approved or recommended, or proposed publicly to approve or recommend, any Takeover Proposal, or (ii) the Company Board shall have resolved to do any of the foregoing, or (iii) the Company shall have entered into a definitive agreement providing for a Superior Proposal, or (C) if the representations and warranties of the Company set forth in the Merger Agreement that are qualified by materiality shall not be true and correct in any respect, or if the representations and warranties of the Company set forth in the Merger Agreement that are not qualified by materiality shall not be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the Expiration Date as if made on such date, or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement, which inaccuracy or breach cannot be cured following 3 business days' notice thereof or has not been cured within one business day prior to the Expiration Date, except in the case of the failure of any representation or warranty, for changes specifically permitted by the Merger Agreement, and for those representations and warranties that address matters only as of a particular date which are true and correct as of such date.

  In the event that (A) a Takeover Proposal shall have been made known to the Company or shall have been made directly to the Stockholders or any person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal and thereafter the Merger Agreement is terminated by the Company because the Offer was not consummated on or before the Outside Date and such Takeover Proposal is consummated within one year of such termination, or
(B) the Merger Agreement (i) is terminated by Parent because the Company Board or any committee thereof changed its recommendation in a manner adverse to Parent, (ii) is terminated by the Company if the Company concurrently or immediately following such termination enters into a definitive agreement providing for a Superior Proposal, then the Company shall pay to Parent a termination fee of $1 million, payable by wire transfer of same day funds. In the event the termination fee becomes payable, the Company shall in addition reimburse Parent's fees and out-of-pocket expenses related to the Merger Agreement and the transactions contemplated thereby, in an amount not to exceed $200,000. Each party to the Merger Agreement is otherwise solely responsible for all fees and expenses incurred by such party.

  Amendment. Subject to applicable law, at any time prior to the Closing Date, the Merger Agreement may be modified or amended by written agreement of the parties thereto, provided that no modification or amendment shall be made after consummation of the Offer which adversely affects the Stockholders, or otherwise requires the approval of the Stockholders, unless approved by the Independent Directors.

The Stockholders Agreement

  The following is a summary of the Stockholders Agreement, a copy of which has been filed as an Exhibit to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC in connection with the Offer. Such summary is qualified in its entirety by reference to the Stockholders Agreement. See
Section 8 and Section 17 for information on how to obtain a copy of the Schedule TO. Capitalized terms not otherwise defined in the following description of the Stockholders Agreement have the respective meanings ascribed to them in such agreements.

  Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into the Stockholders Agreement with each of certain current and former directors and officers of the Company (each, a

"Signatory Holder"). In total, the Signatory Holders are the owners of 7,494,703 Shares (not including Options), or approximately 17% of the issued and outstanding Shares.

  Pursuant to the Stockholders Agreement, each Signatory Holder has agreed to tender in the Offer, prior to the initial expiration date of the Offer, all Shares owned beneficially and of record by him or her. Each Signatory Holder has also agreed to vote his or her Shares in favor of the Merger and the Merger Agreement, against any Takeover Proposal and against any proposal for action or agreement that would result in a breach of any covenant or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the Company's obligations under the Merger Agreement not being fulfilled, any change in the directors of the Company (except as contemplated by the Merger Agreement), any change in the Company's capitalization, corporate structure or business, any other action which could reasonably be expected to interfere with, delay or materially adversely affect the likelihood that the transactions contemplated by the Merger Agreement will be consummated, or any other matter necessary for the consummation of the transactions contemplated in the Merger Agreement. Each Signatory Holder has also granted to Parent and Purchaser, or any of their nominees, an irrevocable proxy to demand that the Company call a special meeting to consider the Merger and the Merger Agreement and to vote such Signatory Holder's Shares in respect of such matter at every meeting of the Stockholders, however called.

  In addition, each Signatory Holder has covenanted and agreed not to transfer or consent to the transfer of any of his or her Shares, enter into any contract, option or other arrangement with respect to the transfer of his or her Shares, grant any proxies with respect to his or her Shares, deposit his or her Shares into a voting trust or enter into any voting agreement with respect to his or her Shares, take any other action that would make any representation or warranty of such Signatory Holder contained in the Stockholders Agreement untrue or have the effect of preventing such Signatory Holder from performing his or her obligations under the Stockholders Agreement.

  Each Signatory Holder has also agreed that he or she will not, directly or indirectly, solicit, initiate, knowingly encourage or take any other action designed to facilitate any inquiries or the making of any proposal relating to the acquisition of his or her Shares or any transaction that constitutes a Takeover Proposal. Each Signatory Holder has agreed not to participate in any discussions (except with Parent and Purchaser) regarding, or furnish to any person (other than Parent or Purchaser) any information with respect to, or otherwise cooperate with, or assist or encourage, any attempt by any person (other than Parent or Purchaser) to make, any transaction relating to any acquisition of any Shares or that may constitute a Takeover Proposal. Each Signatory Holder has also agreed to immediately cease all existing discussions or negotiations with any person (other than Parent or Purchaser) with respect to the foregoing. Notwithstanding any provisions of this paragraph to the contrary, any Signatory Holder who is, or whose agent or representative is, a member of the Company Board may, in his or her capacity as such, take such actions, if any, as are permitted by the Merger Agreement. Furthermore, each Signatory Holder is a party to the Stockholders Agreement solely in his or her capacity as a Stockholder and the Stockholders Agreement does not limit or affect any actions taken by any Signatory Holder in his or her capacity as a director or officer of the Company.

  Each Signatory Holder has also granted to Parent and Purchaser an irrevocable option (the "Company Securities Option") to purchase his or her Shares at a price per Share equal to the Offer Price or any higher price paid or to be paid by Parent or Purchaser pursuant to the Offer or the Merger. The Company Securities Option becomes exercisable, in whole but not in part, for all Shares subject thereto not accepted for payment in the Offer, at the close of business on the Expiration Date, if, but only if, Purchaser has accepted for payment all Shares tendered and not withdrawn, and the Company Securities Option shall remain exercisable for 60 days from such date.

  The Stockholders Agreement would automatically terminate upon termination of the Merger Agreement.

  12. Purpose of the Offer and the Merger; Plans for the Company After the Offer and the Merger; Stockholder Approval and Appraisal Rights.

  Purpose of the Offer and the Merger. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer is intended to increase the likelihood that the Merger will be completed promptly. The acquisition of the entire equity interest in the Company has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the Company from the Stockholders to Parent and to provide the Stockholders with cash in a per Share amount equal to the Offer Price for all of their Shares.

  Plans for the Company. Following the Merger, the Company will be operated as a wholly owned subsidiary of Parent. Parent has begun, and intends to continue, a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, geographic locations, management and personnel to determine what changes would be desirable in order best to organize and integrate the activities of the Company and Parent. Parent expressly reserves the right to make any changes that it deems necessary, appropriate or desirable in light of its review or in light of future developments. Parent may discuss with the Company, prior to the consummation of the Offer, certain matters relating to the integration of the Company with the Universal Music Group.

  Except as discussed above or as otherwise provided in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would result in an extraordinary corporate transaction involving the Company or its subsidiaries, such as a merger, reorganization, or liquidation or sale of a material amount of the Company's assets, and no current plans to make any material changes in the Company's capitalization, corporate structure, dividend policy or business. Upon the Merger, however, Purchaser's directors shall become the directors of the Surviving Corporation.

  Stockholder Approval and Appraisal Rights. Under the DGCL, the approval of the Company's Board and, except as described below, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company's Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to a Short-Form Merger, as described below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other Stockholder.

  In the Merger Agreement, the Company has agreed to take all action necessary to convene a meeting of its Stockholders as soon as practicable after the expiration of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, if such action is required.

  Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, such number of Shares which, when added to the Shares owned of record by Purchaser on such date, constitutes at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the transactions contemplated thereby, and effect the Merger pursuant to the short-form merger provisions of the DGCL, without a vote of the Stockholders. Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to be effective as soon as practicable after such acquisition. If Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer, the Purchaser Option or otherwise and a vote of the Stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger.

  Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, Stockholders will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any value arising from the Merger) required to be paid in cash to dissenting Stockholders for their Shares. Any judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value as so determined could be more or less than the Merger Consideration.

  If a stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, his or her right to appraisal as provided in the DGCL, the Shares of that stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivering to the Surviving Corporation a written withdrawal of such demand for appraisal and acceptance of the Merger.

  Failure to precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights.

  Going Private Transactions. Rule 13e-3 under the Exchange Act is applicable to certain "going-private" transactions. Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year of consummation of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger and the consideration offered to Stockholders therein, be filed with the SEC and disclosed to Stockholders prior to consummation of the Merger.

  13. Dividends and Distributions.

  The Merger Agreement provides that the Company will not, between the date of the Merger Agreement and the Effective Time, without the prior written consent of Parent, declare or pay any dividends on or make any other distributions in respect of any capital stock or split, combine, subdivide or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock.

  14. Conditions of the Offer. Notwithstanding any other provision of the Offer (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer and not accept for payment any tendered shares if:

  (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which would constitute at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase (on a "fully diluted basis" meaning the number of Shares outstanding, together with the Shares which the Company may be required to issue pursuant to options or obligations outstanding at that date and which do not terminate upon consummation of the Offer under employee stock or similar benefit plans or otherwise, whether or not vested or then exercisable) (the "Minimum Condition");

  (ii) the fees and expenses (the "Advisor Fees") paid or payable to the Company's financial and legal advisors for services performed and to be performed in connection with the transactions contemplated by the Merger Agreement exceed $2 million in aggregate;

  (iii) (a) all of the other conditions set forth herein are satisfied on or prior to April 30, 2001 (the "Target Date"), and the Company shall not have at least $5,000,000 in cash and Cash Equivalents (as defined below), or (b) if all of the other conditions set forth herein are not satisfied on or prior to the Target Date, then on the date on which all such other conditions are satisfied, the Company shall have at least $5,000,000 in cash and Cash

Equivalents, less $48,387 multiplied by the number of days after the Target Date to the date on which such other conditions are satisfied; provided, however, that all amounts referred to in this clause (iii) shall be net of the Advisor Fees and any proceeds generated from the sale of any of the Company's assets or subsidiaries; or

  (iv) at any time on or after the date of the Agreement, and before the time of acceptance of Shares for payment pursuant to the Offer, any of the following events shall occur and be continuing:

    (a) there shall be any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or applicable to the Offer or the Merger by any domestic or foreign federal or state governmental regulatory or administrative agency or authority or court or legislative body or commission which (1) prohibits, or imposes any material limitations on, Parent's, Purchaser's, or the Company's ownership or operation of all or a material portion of the Company's and its subsidiaries' businesses and assets, (2) prohibits, or makes illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, (3) renders Purchaser unable to accept for payment, pay for or purchase some or all of the Shares, or (4) imposes material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders; provided, that, Parent shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

    (b) there shall be any action or proceeding instituted and pending by any domestic or foreign federal or state governmental regulatory or administrative agency or authority which (1) seeks to prohibit, or impose any material limitation on, Parent's, Purchaser's, or the Company's ownership or operation of all or a material portion of the Company's and its subsidiaries' businesses and assets, (2) seeks to prohibit or make illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, (3) is reasonably likely to result in a material delay in or seeks to restrict the ability of Purchaser, or render Purchaser unable to accept for payment, pay for or purchase some or all of the Shares, or (4) seeks to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders; provided, that, Parent shall have used all reasonable efforts to cause any such action or proceeding to be dismissed;

    (c) the representations and warranties of the Company set forth in the Merger Agreement that are qualified by materiality shall not be true and correct in any respect, or the representations and warranties of the Company set forth in the Merger Agreement that are not so qualified shall not be true and correct in any material respect, in either case, as of the Expiration Date as though made on or as of such date, or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it (including, without limitation, if the Company shall have entered into any Acquisition Agreement in violation of the Merger Agreement), except, in the case of the failure of any representation or warranty, for changes specifically permitted by the Merger Agreement, and for those representations and warranties that address matters only as of a particular date which are true and correct as of such date;

    (d) (1) any general suspension of trading in securities on any national securities exchange or in the over-the-counter market, (2) the declaration of a banking moratorium or any suspension of payments in respect of banks by a United States governmental entity, or (3) any mandatory limitation by a United States governmental entity that materially and adversely effects the extension of credit by banks or other financial institutions;

    (e) it shall have been publicly disclosed or Parent shall have otherwise learned that beneficial ownership (determined as set forth in Rule 13d-3 under the Exchange Act) of more than 15% of the Company's outstanding Common Stock has been acquired by any person (including the Company, any of its subsidiaries or affiliates thereof) or group (as defined in Section 13(d)(3) of the Exchange Act), other than Parent, Purchaser or any of their affiliates;

    (f) the Company Board shall have withdrawn or modified in a manner adverse to Parent or Purchaser (including by amendment of the Schedule 14D-
  9) its approval of the Merger Agreement and the transactions contemplated thereby, or its recommendation that the holders of the Shares accept the Offer and tender all of their Shares to Purchaser and approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, or shall have approved or recommended any Takeover Proposal or Superior Proposal;

    (g) there has been a Company Material Adverse Effect; or

    (h) the Merger Agreement shall have been terminated in accordance with its terms;

which in the sole judgment of Parent or Purchaser, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payments for shares of the Company's Common Stock or to proceed with the Merger.

  The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances giving rise to any such condition (except for any action or inaction by Parent and Purchaser or any of its affiliates constituting a breach of the Merger Agreement) or may be waived by Parent in whole or in part at any time and from time to time in its sole discretion (subject to the terms of the Merger Agreement). The failure by Parent and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

  As used in the Merger Agreement, the term "Cash Equivalents" means, as at any date of determination, (i) cash, (ii) marketable securities (A) issued or directly and unconditionally guaranteed as to interest and principal by the United States government, or (B) issued by any agency of the United States, the obligations of which are backed by the full faith and credit of the United States, in each case maturing within three months after such date, (iii) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within three months after such date and having, at the time of the acquisition thereof, the highest rating obtainable from either Standard & Poor's or Moody's Investors Service, Inc., and (iv) any other instrument in which the Company's cash is invested on the date of the Merger Agreement (as listed in a schedule to the Merger Agreement), provided, that upon the maturity of any such instrument, the funds therefrom shall be reinvested only in the instruments described in clauses (i), (ii) or (iii) above.

  15. Certain Legal Matters and Regulatory Approvals.

  General. Except as described in this Section 15, based solely on information provided by the Company, none of the Company, Purchaser or Parent is aware of
(i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Parent or Purchaser pursuant to the Offer, the Merger or otherwise, or (ii) except as set forth herein, any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under "State Antitakeover Statutes." While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See Section 14 for certain conditions to the Offer, including conditions with respect to governmental actions.

  State Antitakeover Statutes. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as the Company, from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Merger Agreement because the Merger Agreement and the transactions contemplated thereby were approved by the Company's Board prior to the execution thereof.

  A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the "Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that Oklahoma's takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

  Parent and Purchaser do not believe that the antitakeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer, and neither Parent nor Purchaser has attempted to comply with any state antitakeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 14.

  Antitrust Compliance. The Offer and the Merger are not subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. The Offer and the Merger do not meet the valuation threshold required to subject the Offer and the Merger to the HSR Act.

  Even though the HSR Act does not apply to the Offer and the Merger, the Antitrust Division and the FTC frequently scrutinize the legality under federal antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer and the Merger. At any time before or after Purchaser's purchase of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries. Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 14 of this Offer to Purchase for certain conditions to the Offer that could become applicable in the event of such a challenge.

  16. Fees and Expenses.

  Information Agent. Purchaser has retained Georgeson Shareholder Communications Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses, and Purchaser will indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

  Depositary. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

  17. Miscellaneous.

  Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, PARENT OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Parent and Purchaser have filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO, including exhibits and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 with respect to the Company (except that they will not be available at the regional offices of the SEC).

UNIVERSAL ACQUISITION CORP.

April 20, 2001

                                                                     SCHEDULE I

                     INFORMATION CONCERNING THE DIRECTORS
       AND EXECUTIVE OFFICERS OF PURCHASER, PARENT AND VIVENDI UNIVERSAL

A. Sole Director and Executive Officers of Purchaser

  The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Universal Acquisition Corp. Unless otherwise indicated, the current business address of each person is 2220 Colorado Avenue, Santa Monica, California 90404. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual's name refers to employment with Universal Acquisition Corp.

    Name and Business           Present Principal Occupation or Employment;
         Address             Material Positions Held During the Past Five Years
    -----------------        --------------------------------------------------
 Lawrence Kenswil........ Sole Director and Executive Vice President. Executive
                          Vice President of Universal Music Group from 1996 to
                          the present. President of Universal Music Group eLabs,
                          2220 Colorado Avenue, Santa Monica, California 90404,
                          from 1999 to the present. Officer of MCA Records, Inc.,
                          100 Universal City Plaza, Universal City, California
                          91608, from 1989 to 1999.

 Zachary I. Horowitz..... President, Secretary and Treasurer. Director, President
                          and Chief Operating Officer of Universal Music Group
                          from 1999 to the present. Director and President of
                          Universal Music Group from 1996 to 1999. Officer of MCA
                          Records, Inc., 100 Universal City Plaza, Universal
                          City, California 91608, from 1983 to 1999.

 Michael Ostroff......... Executive Vice President. Executive Vice President,
                          Business and Legal Affairs, of Universal Music Group
                          from 1999 to the present. Officer of Universal Music
                          Group from 1996 to 1999. Officer of MCA Records, Inc.,
                          100 Universal City Plaza, Universal City, California
                          91608, from 1992 to 1999.

B. Directors and Executive Officers of Parent

  The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Universal Music Group, Inc. Unless otherwise indicated, the current business address of each person is 2220 Colorado Avenue, Santa Monica, California 90404. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual's name refers to employment with Universal Music Group.

                                  Present Principal Occupation or Employment;
  Name and Business Address   Material Positions Held During the Past Five Years
  -------------------------   --------------------------------------------------
 Doug P. Morris............  Director, Chairman and Chief Executive Officer from
 1755 Broadway, 6th Floor    1996 to the present. Director, Chairman and CEO of
 New York, New York 10019    MCA Records, Inc., 100 Universal City Plaza,
                             Universal City, California 91608, from 1996 to
                             1999.

 Zachary I. Horowitz.......  Director, President and Chief Operating Officer from
                             1999 to the present. Director and President from
                             1996 to 1999. Officer of MCA Records, Inc., 100
                             Universal City Plaza, Universal City, California
                             91608, from 1983 to 1999.

                                  Present Principal Occupation or Employment;
  Name and Business Address   Material Positions Held During the Past Five Years
  -------------------------   --------------------------------------------------
 Vincent Grimond...........  Senior Executive Vice President from 2000 to the
 100 Universal City Plaza    present. Senior Executive Vice President,
 Universal City, California  Operations and Finance of Universal Studios, Inc.,
 91608                       100 Universal City Plaza, Universal City, California
                             91608, from 2000 to the present. Chairman and CEO of
                             STUDIOCANAL, 85-89 Quai Andre Citroen, 75015 Paris
                             la Defense, France, from April 2000 to December
                             2000. Managing Director of Canal+, 85-89 Quai Andre
                             Citroen, 75015 Paris la Defense, France, from
                             February 1996 to April 2000. Mr. Grimond is a
                             citizen of France.

 Norman Epstein............  Executive Vice President from 1996 to the present.
                             Officer of MCA Records, Inc., 100 Universal City
                             Plaza, Universal City, California 91608, from 1990
                             to 1999.

 Marinus N. Henny..........  Executive Vice President and Chief Financial Officer
 1755 Broadway, 4th Floor    from 2000 to the present. Executive Vice President
 New York, New York 10019    and Chief Financial Officer of Sony Corporation of
                             America, 55 Madison Avenue, New York, New York
                             10022, from 1996 to 2000. Officer of Sony
                             Corporation of America from 1988 to 1996.

 Lawrence Kenswil..........  Executive Vice President from 1996 to the present.
                             President of Universal Music Group eLabs, 2220
                             Colorado Avenue, Santa Monica, California 90404,
                             from 1999 to the present. Officer of MCA Records,
                             Inc., 100 Universal City Plaza, Universal City,
                             California 91608, from 1989 to 1999.

 Daniel C. McGill..........  Executive Vice President from 1996 to the present.
                             Officer of MCA Records, Inc., 100 Universal City
                             Plaza, Universal City, California 91608, from 1978
                             to 1999.

 Michael Ostroff...........  Executive Vice President, Business and Legal
                             Affairs, from 1999 to the present. Officer from 1996
                             to 1999. Officer of MCA Records, Inc., 100 Universal
                             City Plaza, Universal City, California 91608, from
                             1992 to 1999.

 Karen Randall.............  Executive Vice President from 2000 to the present.
 100 Universal City Plaza    Director of Universal Studios, Inc., 100 Universal
 Universal City, California  City Plaza, Universal City, California 96108,
 91608                       from 1998 to the present. Executive Vice President
                             and General Counsel of Universal Studios, Inc. from
                             2000 to the present. Officer of Universal Studios,
                             Inc. and Parent from 1996 to the present.

 Jonathan Smilansky........  Executive Vice President, Global Human Resources,
 1755 Broadway, 4th Floor    from 1996 to the present. Senior Vice President,
 New York, New York 10019    Global Human Resources & Service Quality,
                             Forte-Meridien Hotels & Resorts, 166 High Holburn,
                             London WC1V 6TT, United Kingdom, from 1995 to 1996.
                             Mr. Smilansky is a citizen of the United Kingdom.

C. Directors and Executive Officers of Vivendi Universal

  The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Vivendi Universal. Unless otherwise indicated, the current business address of each person is 42 Avenue de Friedland, 75008 Paris, France. Unless otherwise indicated, each such person is a citizen of France and each occupation set forth opposite an individual's name refers to employment with Vivendi Universal.

                                   Present Principal Occupation or Employment;
                                             Material Positions Held
   Name and Business Address                During the Past Five Years
   -------------------------       -------------------------------------------
 Jean-Marie Messier...........  Director, Chairman and Chief Executive Officer of
                                Vivendi Universal and its predecessors from 1996
                                to the present. Chief Executive Officer of
                                Vivendi Universal and its predecessors from 1994
                                to 1996.

 Eric Licoys..................  Director, Co-Chief Operating Officer from
                                December 2000 to the present. Chairman and Chief
                                Executive Officer of Havas S.A., 31 Rue de
                                Colisee, 75008 Paris, France, from 1998 to the
                                present. Chief Operating Officer of Vivendi
                                Universal and its predecessors from 1999 to
                                December 2000. Advisor to the Chairman of Vivendi
                                Universal and its predecessors from 1997 to 1999.
                                Chairman of Lazard Freres & Cie, 121 Boulevard
                                Haussmann, 75382 Paris Cedex 08 France, from 1996
                                to 1997.

 Bernard Arnault..............  Director, Chairman and Chief Executive Officer of
 30, Avenue Hoche               Louis Vuitton Moet
 75008 Paris, France            Hennessy, from 1995 to the present.


 Jean-Louis Beffa.............  Director, Chairman and Chief Executive Officer of
 Cedex 27                       Compagnie de Saint-
 92096 Paris la Defense,        Gobain, "Les Miroirs" Cedex 27 92096 Paris la
  France                        Defense, France, from 1986 to the present.

 Jean-Marc Espalioux..........  Director, Chairman of the Executive Board of
 33, Avenue du Maine            Accor, 33, Avenue du Maine 75755 Paris Cedex 15,
 75755 Paris Cedex 15, France   France, from 1997 to the present. Deputy Chief
                                Executive Officer of Vivendi Universal and
                                its subsidiaries from 1996 to 1997. Member of the
                                Executive Committee of Vivendi Universal and its
                                predecessors from 1994 to 1996.

 Philippe Foriel-Destzet......  Director, Chairman of ADECCO SA, Cheserex,
 52, Rue de la Bienfaisance     Switzerland, from 1996 to the present.
 75008 Paris, France            Chairman of ECCO, 16 Boulevard des Invalides,
                                Paris, France from 1964 to 1996. Chairman of
                                AKILA SA, 52 Rue de la Bienfaisance, Paris,
                                France, from 1989 to the present.

 Jacques Friedmann............  Director. Chairman of AXA-UAP, 25 Avenue
 80, Avenue de Breteuil         Matignon, 75008 Paris France, from 1993 to 2000.
 75015 Paris, France

 Esther Koplowitz.............  Director, Chairman of Fomento de Construcciones y
 Plaza Pablo Ruiz Picasso       Contratas, Plaza Pablo Ruiz Picasso 28020 Madrid,
 28020 Madrid, Spain            Spain, from 1995 to the present. Ms. Koplowitz is
                                a citizen of Spain.

 Henri Lachmann...............  Director, Chairman and Chief Executive Officer of
 43-45, Boulevard F. Roosevelt  Schneider Electric Industries, 43-45, Boulevard F.
 92500 Rueil Malmaison          Roosevelt 92500 Rueil Malmaison, from 1999 to the
                                present. Chairman and Chief Executive Officer of
                                Groupe Strafor Facom, 56 rue Jean Giraudoux,
                                67034 Strasbourg Cedex, France, from 1983 to 1998.

                                   Present Principal Occupation or Employment;
                                             Material Positions Held
   Name and Business Address               During the Past Five Years
   -------------------------       -------------------------------------------
 Thomas Middelhoff............  Director, Chairman and Chief Executive Officer
 Carl-Bertelsmann-Strasse 270   of Bertelsmann AG, Carl-Bertelsmann-Strasse
 D-33311 Gutersloh, Germany     270 D-33311 Gutersloh, Germany, from 1998 to
                                the present. Member of the Executive Board,
                                Industry Division of Bertelsmann AG, Head of
                                Corporate Development and Coordinator of
                                Bertelsmann AG's multimedia business from 1994
                                to 1998. Mr. Middelhoff is a citizen of
                                Germany.

 Simon Murray.................  Director, Chairman of GEMS Ltd., 38 Jermyn
 38 Jermyn Street               Street London SW1Y 6DT, England, from 1998 to
 London SW1Y 6DT, England       the present. Executive Chairman, Asia Pacific,
                                of Deutsche Bank AG, 31 West 52nd Street, New
                                York, NY 10019 from 1995 to 1997. Mr. Murray is
                                a citizen of Great Britain.

 Serge Tchuruk................  Director, Chairman and Chief Executive Officer
 54, Rue de la Boetie           of Alcatel, 54, Rue de la Boetie 75008 Paris,
 75008 Paris, France            France, from 1995 to the present.

 Rene Thomas..................  Director, Honorary Chairman of BNP-PARIBAS, 16,
 16, Boulevard des Italiens     Boulevard des Italiens 75009 Paris, France,
 75009 Paris, France            from 1993 to the present.

 Marc Vienot..................  Director, Honorary Chairman of Societe Generale,
 Tour Societe Generale          Tour Societe Generale 92972 Paris, France, from
 92972 Paris, France            1997 to the present. Chairman and Chief
                                Executive Officer of Societe Generale from 1973
                                to 1997.

 Pierre Lescure...............  Director, Co-Chief Operating Officer from
 85-89 Quai Andre Citroen       December 2000 to the present. Chairman and
 75015 Paris la Defense,        Chief Executive Officer of Canal+, 85-89 Quai
  France                        Andre Citroen 75015 Paris la Defense, France,
                                from 1996 to the present. Chairman of the
                                Executive Board of Groupe Canal+, from 1996 to
                                the present.

 Edgar Bronfman, Jr. .........  Director, Vice Chairman, Music, Internet and
 375 Park Avenue                Spirits and Wine Operations from December 2000
 New York, NY 10152             to the present. President of The Seagram
                                Company Ltd. ("Seagram"), 375 Park Avenue, New
                                York, NY 10152, from 1989 to December 2000.
                                Officer of Seagram from 1994 to December 2000.
                                Director of USA Networks, Inc., 152 West 57th
                                Street, New York, NY 10019, from February 1998
                                to the present. Mr. Bronfman is a citizen of
                                the United States.

 Edgar M. Bronfman............  Director, Chairman of the Board of Seagram from
 375 Park Avenue                1975 to December 2000. Mr. Bronfman is a
 New York, NY 10152             citizen of the United States.

 The Honourable Charles R.
 Bronfman, P.C., C.C. ........  Director. Co-Chairman of the Board of Directors
 375 Park Avenue                of Seagram from 1986 to December 2000. Chairman
 New York, NY 10152             of the Executive Committee of Seagram from 1975
                                to December 2000. Chairman of Koor Industries
                                Ltd., Platinum House, 21 Ha'arba'a Street, Tel
                                Aviv 64739, Israel, from November 1997 to the
                                present. Mr. Bronfman is a citizen of Canada.

 Richard H. Brown.............  Director, Chairman and Chief Executive Officer
 540 Legacy Drive               of Electronic Data Systems Corporation, 540
 Plano, TX 75024                Legacy Drive Plano, TX 75024, from January
                                1999 to the present. Chief Executive Officer of
                                Cable and Wireless plc., 124 Theobalds Road,
                                London, England WC1X 8RX, from July 1996 to
                                December 1998. President and Chief Executive
                                Officer of H&R Block, Inc., 4400 Main Street,
                                Kansas City, MO 64111, from May 1995 to July
                                1996. Mr. Brown is a citizen of the United
                                States.

                                   Present Principal Occupation or Employment;
                                             Material Positions Held
   Name and Business Address               During the Past Five Years
   -------------------------       -------------------------------------------
 Andre Desmarais..............  Director. President and Co-Chief Executive
 751 Victoria Square            Officer of Power Corporation of Canada, 751
 Montreal, Quebec, Canada H2Y   Victoria Square, Montreal Quebec H2Y 2J3
  2J3                           Canada, from May 1996 to the present. Deputy
                                Chairman of Power Financial Corporation, 751
                                Victoria Square, Montreal, Quebec, H2Y 2J3,
                                from May 1996 to the present. Mr. Desmarais is
                                a citizen of Canada.

 John Borgia..................  Senior Executive Vice President Human Resources
                                from December 2000 to the present. Executive
                                Vice President, Human Resources of Seagram from
                                1995 to 2000. Mr. Borgia is a citizen of the
                                United States.

 Guillaume Hannezo............  Senior Executive Vice President and Chief
                                Financial Officer from December 2000 to the
                                present. Chief Financial Officer of Vivendi
                                Universal and its predecessors from 1997 to
                                December 2000. Chief Financial Officer of
                                Assurances Generales de France, 87 Rue de
                                Richelieu, 75001 Paris, France, from 1993 to
                                1997.

 Jean-Francois Colin..........  Special Advisor Executive Vice President in
                                charge of social development from January 2000
                                to the present. Executive Vice President Human
                                Resources of Vivendi Universal and its
                                predecessors from 1999 to January 2000. Director
                                of Human Resources of Vivendi Universal and its
                                predecessors from 1995 to 1999.

 Jean-Francois Dubos..........  Executive Vice President and General Counsel
                                from 2000 to the present. Company and Board
                                Secretary of Vivendi Universal and its
                                predecessors from 1994 to 2000.

 Agnes Audier.................  Co-Chief Operating Officer of Vivendi Universal
                                Net from April 2001 to the present. Executive
                                Vice President, Strategy and Business
                                Development from December 2000 to April 2001.
                                Special Advisor to the Chairman of Vivendi
                                Universal and its predecessors from 1997 to
                                1999. Head of the office of the Minister of
                                Small Business and Trade in France, 3 Boulevard
                                Diderog 75012 Paris, France, from 1991 to 1997.

 Christine Delavennat.........  Executive Vice President Corporate
                                Communications from 2000 to the present. Vice
                                President Corporate Communication of Vivendi
                                Universal and its predecessors from 1995 until
                                2000.

 Sylvie d'Arvisenet...........  Corporate Compliance Counselor to the Chairman
                                of Vivendi Universal and its predecessors from
                                1998 to the present. Magistrate at the financial
                                section of the TRIBUNAL DE GRANDE INSTANCE DE
                                PARIS (Civil Court of Paris), 4 Boulevard du
                                Palais, 75001 Paris, France, from 1995 to 1998.

 Catherine Gros...............  Executive Vice President, Public Relations from
                                2000 to the present. Deputy Head of Corporate
                                Communication of Vivendi Universal and its
                                predecessors from 1995 to 2000.

 Bruce L. Hack................  Executive Vice President, Strategic Planning and
 1755 Broadway, 6th Floor       Business Development from April 2001 to the
 New York, New York 10019       present. Vice Chairman of Universal Music
                                Group from 1999 to 2001. Executive Vice
                                President of Universal Music Group from 1997 to
                                1999. Director of Universal Music Group from
                                1996 to 2001. Executive Vice President and Chief
                                Financial Officer of Universal Studios, Inc.,
                                100 Universal City Plaza, Universal City,
                                California 91608, from 1997 to 1998. Executive
                                Vice President, Finance of Universal Studios,
                                Inc. from 1995 to 1997.

  Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each stockholder of the Company or such stockholder's broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:

                    American Stock Transfer & Trust Company

            By Mail:                 By Facsimile Transmission:     By Hand or Overnight Courier:
 American Stock Transfer & Trust    (Eligible Institutions Only)   American Stock Transfer & Trust
             Company                       (718) 234-5001                      Company
         59 Maiden Lane                                                    59 Maiden Lane
    New York, New York 10038                                          New York, New York 10038

          To Confirm Receipt of Facsimile and for General Information:
                               (212) 936-5100 or
                                 (718) 921-8200

              To Confirm Receipt of Notice of Guaranteed Delivery:
                               (212) 936-5199 or
                                 (718) 921-8200

  Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

              [LOGO OF GEORGESON SHAREHOLDER COMMUNICATIONS INC.]
                   Georgeson Shareholder Communications Inc.
                          17 State Street, 10th Floor
                            New York, New York 10004
                 Banks and Broker Call Collect: (212) 440-9800
                   All Others Call Toll Free: (800) 223-2064